GREAT-WEST
LIFECO INC.

RECEIVED

2008 NOV -4 A 10:41

October 31, 2008

08005721

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Interim Comparative Financial Statements (unaudited) for the period ending September 30, 2008;
- Interim MD&A for the period ending September 30, 2008;
- CEO/CFO Certification dated October 30, 2008;
- Press Release dated October 30, 2008 announcing third quarter results

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

PROCESSED
NOV 07 2008
THOMSON REUTERS

Connie Neilson
Senior Corporate Secretarial Specialist

Encls.

Direct Line: (204) 946-8795
Fax Line: (204) 946-4139
E-mail: cone@gwl.ca

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

N:\las\qtr\2008\2008-10DIV.doc

L509-01/02

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Income				
Premium income (note 15)	**$ 3,912**	$ 3,637	**$ 25,225**	$ 12,989
Net investment income (note 4)				
Regular net investment income	**1,539**	1,402	**4,539**	4,261
Changes in fair value on held for trading assets	**(2,258)**	425	**(4,793)**	(1,919)
Total net investment income	**(719)**	1,827	**(254)**	2,342
Fee and other income	**778**	735	**2,381**	1,842
	3,971	6,199	**27,352**	17,173
Benefits and expenses				
Policyholder benefits	**3,732**	3,238	**11,855**	11,978
Policyholder dividends and experience refunds	**338**	324	**1,016**	794
Change in actuarial liabilities (note 15)	**(1,897)**	896	**9,088**	(490)
Total paid or credited to policyholders	**2,173**	4,458	**21,959**	12,282
Commissions	**341**	316	**993**	992
Operating expenses	**662**	728	**1,956**	1,613
Premium taxes	**60**	60	**154**	168
Financing charges (note 6)	**76**	81	**259**	185
Amortization of finite life intangible assets	**10**	10	**30**	24
Net income from continuing operations before income taxes	**649**	546	**2,001**	1,909
Income taxes - current	**95**	46	**435**	352
- future	**92**	27	**31**	32
Net income from continuing operations before non-controlling interests	**462**	473	**1,535**	1,525
Non-controlling interests (note 8)	**12**	48	**(118)**	124
Net income from continuing operations	**450**	425	**1,653**	1,401
Net income from discontinued operations (note 2)	**-**	50	**692**	160
Net income	**450**	475	**2,345**	1,561
Perpetual preferred share dividends	**14**	14	**42**	42
Net income - common shareholders	**$ 436**	$ 461	**$ 2,303**	$ 1,519
Earnings per common share (note 13)				
Basic	**$ 0.487**	$ 0.516	**$ 2.575**	$ 1.703
Diluted	**$ 0.485**	$ 0.513	**$ 2.563**	$ 1.690

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	September 30, 2008	December 31, 2007	September 30, 2007
Assets			
Bonds (note 4)	**$ 62,010**	$ 65,069	$ 66,088
Mortgage loans (note 4)	**17,159**	15,869	15,682
Stocks (note 4)	**6,054**	6,543	6,512
Real estate (note 4)	**3,230**	2,547	2,327
Loans to policyholders	**6,814**	6,317	6,259
Cash and cash equivalents	**3,333**	3,650	2,957
Funds held by ceding insurers	**12,527**	1,512	1,553
Assets of operation held for sale (note 2)	**-**	697	680
Goodwill	**6,355**	6,295	8,465
Intangible assets	**4,060**	3,917	1,702
Other assets	**5,797**	5,778	6,371
Total assets	**$ 127,339**	$ 118,194	$ 118,596
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 96,723**	$ 87,487	$ 86,171
Provision for claims	**1,368**	1,315	1,238
Provision for policyholder dividends	**638**	600	581
Provision for experience rating refunds	**272**	310	225
Policyholder funds	**2,244**	2,160	2,084
	101,245	91,872	90,299
Debentures and other debt instruments (note 7)	**3,852**	5,241	5,336
Funds held under reinsurance contracts	**164**	164	1,950
Other liabilities	**5,251**	5,211	5,277
Liabilities of operations held for sale (note 2)	**-**	428	498
Repurchase agreements	**445**	344	491
Deferred net realized gains	**160**	179	168
	111,117	103,439	104,019
Preferred shares (note 9)	**795**	786	798
Capital trust securities and debentures	**642**	639	640
Non-controlling interests			
Participating account surplus in subsidiaries	**1,970**	2,103	2,063
Preferred shares issued by subsidiaries	**157**	157	209
Perpetual preferred shares issued by subsidiaries	**150**	152	152
Non-controlling interests in capital stock and surplus	**34**	10	-
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**1,099**	1,099	1,099
Common shares	**4,733**	4,709	4,691
Accumulated surplus	**8,109**	6,599	6,308
Accumulated other comprehensive income	**(1,509)**	(1,533)	(1,415)
Contributed surplus	**42**	34	32
	12,474	10,908	10,715
Liabilities, share capital and surplus	**$ 127,339**	$ 118,194	$ 118,596

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the nine months ended September 30	
	2008	2007
Accumulated surplus		
Balance, beginning of year	**$ 6,599**	$ 5,858
Change in accounting policy	**-**	(368)
Net income	**2,345**	1,561
Repatriation of Canada Life seed capital from participating policyholder account (note 8)	**5**	-
Dividends to shareholders		
Perpetual preferred shareholders	**(42)**	(42)
Common shareholders	**(798)**	(701)
Balance, end of period	**$ 8,109**	$ 6,308
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ (1,533)**	$ (547)
Change in accounting policy	**-**	257
Other comprehensive income	**24**	(1,125)
Balance, end of period	**$ (1,509)**	$ (1,415)
Contributed surplus		
Balance, beginning of year	**$ 34**	$ 28
Stock option expense		
Current year expense (note 11)	**8**	4
Balance, end of period	**$ 42**	$ 32

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Net income	**$ 450**	$ 475	**$ 2,345**	$ 1,561
Other comprehensive income (loss), net of income taxes				
Unrealized foreign exchange gains (losses) on translation of foreign operations	**(36)**	(512)	**326**	(1,100)
Unrealized gains (losses) on available for sale assets	**(38)**	22	**(195)**	(76)
Realized (gains) losses on available for sale assets	**(6)**	(6)	**(34)**	(29)
Unrealized gains (losses) on cash flow hedges	**(61)**	31	**(71)**	(7)
Realized (gains) losses on cash flow hedges	**(1)**	36	**(1)**	36
Non-controlling interests	**-**	(9)	**(1)**	51
	(142)	(438)	**24**	(1,125)
Comprehensive income	**$ 308**	$ 37	**$ 2,369**	$ 436

Income tax (expense) benefit included in other comprehensive income

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Unrealized foreign exchange gains (losses) on translation of foreign operations	**$ -**	$ -	**$ -**	$ -
Unrealized gains (losses) on available for sale assets	**25**	-	**81**	26
Realized (gains) losses on available for sale assets	**3**	3	**12**	15
Unrealized gains (losses) on cash flow hedges	**33**	(17)	**39**	4
Realized (gains) losses on cash flow hedges	**1**	(19)	**1**	(19)
Non-controlling interests	**(3)**	(1)	**(3)**	(5)
	$ 59	$ (34)	**$ 130**	$ 21

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Operations				
Net income	**$ 450**	$ 475	**$ 2,345**	$ 1,561
Adjustments:				
Change in policy liabilities	**(3,134)**	910	**(4,584)**	(703)
Change in funds held by ceding insurers	**1,605**	168	**2,106**	609
Change in funds held under reinsurance contracts	**(6)**	(26)	**(12)**	24
Change in current income taxes payable	**(333)**	(129)	**(44)**	(159)
Future income tax expense	**92**	27	**31**	32
Gain on disposal of business, after tax (note 2)	**-**	-	**(649)**	-
Changes in fair value of financial instruments	**2,259**	(441)	**4,802**	1,892
Other	**(208)**	(7)	**(1,563)**	(827)
Cash flows from operations	**725**	977	**2,432**	2,429
Financing Activities				
Issue of common shares	**15**	3	**24**	15
Partial repayment of five year term facility in subsidiary	**-**	-	**(198)**	-
Purchased and cancelled common shares	**-**	(1)	**-**	(1)
Issue of subordinated debentures in subsidiary	**-**	-	**500**	1,000
Issue of short term commercial paper	**-**	(124)	**-**	-
Drawdown on credit facility	**-**	2,454	**-**	2,454
Repayments of credit facility	**-**	-	**(1,886)**	-
Increase in (repayment of) line of credit in subsidiary	**73**	-	**143**	-
Increase in (repayment of) debentures and other debt instruments	**(33)**	26	**(30)**	(1)
Dividends paid	**(289)**	(260)	**(840)**	(743)
	(234)	2,098	**(2,287)**	2,724
Investment Activities				
Bond sales and maturities	**5,166**	7,059	**13,974**	18,878
Mortgage loan repayments	**524**	458	**1,441**	1,429
Stock sales	**729**	396	**1,727**	1,173
Real estate sales	**-**	32	**198**	66
Change in loans to policyholders	**(28)**	(7)	**(202)**	(167)
Change in repurchase agreements	**(90)**	(317)	**185**	(584)
Acquisition of business	**-**	(4,155)	**-**	(4,155)
Disposal of business (note 2)	**-**	6	**1,344**	6
Investment in bonds	**(4,617)**	(5,777)	**(13,587)**	(17,082)
Investment in mortgage loans	**(907)**	(1,207)	**(2,744)**	(2,491)
Investment in stocks	**(635)**	(359)	**(1,998)**	(1,595)
Investment in real estate	**(452)**	(244)	**(852)**	(440)
	(310)	(4,115)	**(514)**	(4,962)
Effect of changes in exchange rates on cash and cash equivalents	**(115)**	(115)	**26**	(297)
Increase (decrease) in cash and cash equivalents	**66**	(1,155)	**(343)**	(106)
Cash and cash equivalents from continuing and discontinued operations, beginning of period	**3,267**	4,132	**3,676**	3,083
Cash and cash equivalents from discontinued operations, end of period	**-**	(20)	**-**	(20)
Cash and cash equivalents, end of period	**$ 3,333**	$ 2,957	**$ 3,333**	$ 2,957

Notes to Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2007 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2007.

(a) Changes in Accounting Policy

Capital Disclosures
Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, *Capital Disclosures.* The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation
Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation.* These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation.* Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

(b) Comparative Figures

Certain of the 2007 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year. This reclassification has resulted in a decrease in other assets of $194 at December 31, 2007 and $176 at September 30, 2007 with a corresponding change in policy liabilities on the Consolidated Balance Sheets. On the Summary of Consolidated Operations this reclassification resulted in a decrease in total paid or credited to policyholders of $84 for the nine months ended September 30, 2007 and $17 for the three months ended September 30, 2007 with a corresponding increase in income tax expense.

(c) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The year to date results of the Company reflect management's judgments regarding the impact of prevailing global credit, equity and foreign exchange market conditions. Financial instrument carrying values necessarily reflect the illiquidity of the markets and the liquidity premiums embedded in the market pricing methods the Company relies upon.

The estimation of actuarial liabilities relies upon investment credit ratings. The Company's practice is to use third party independent credit ratings where available. Credit rating changes may lag developments in the current environment. Subsequent credit rating adjustments will impact actuarial liabilities.

In addition to the Company's direct investments in certain financial institutions, the Company has contractual business relationships with these financial institutions. Given the current uncertainty associated with these entities, normal business conditions do not prevail and the Company's contractual business relationships may be impacted.

Given the uncertainty surrounding the continued volatility in these markets, and the general lack of liquidity in financial markets, the actual financial results could differ from those estimates.

2. Disposals

On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company (GWL&A) has completed the sale of its health care business, Great-West Healthcare. As part of the transaction GWL&A has received U.S. $1.5 billion in gross proceeds, and approximately U.S. $750 million representing the amount of equity invested in the health care business was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan (refer to note 7).

As a result of the sale a net gain of $1,025 ($649 after tax) was recorded in net income from discontinued operations on the Summary of Consolidated Operations. The gain is net of a charge of $329 ($208 after tax) as a result of costs associated with the sale. In accordance with CICA Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations* the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company.

After tax net income of the health care business presented as discontinued operations on the Summary of Consolidated Operations is comprised of the following:

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Income				
Premium income	**$ -**	$ 242	**$ 184**	$ 769
Net investment income	**-**	17	**11**	60
Fee and other income	**-**	186	**164**	592
	-	445	**359**	1,421
Gain on sale	**-**	-	**1,025**	-
	-	445	**1,384**	1,421
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**-**	203	**151**	660
Other	**-**	170	**145**	531
Net income from discontinued operations before income taxes	**-**	72	**1,088**	230
Income taxes	**-**	22	**396**	70
Net income from discontinued operations	**$ -**	$ 50	**$ 692**	$ 160

As a result of the sale of its health care business, GWL&A recognized a charge of $58 after-tax relating to the strengthening of reserves in its continuing operations.

On the Consolidated Balance Sheets assets and liabilities of operations held for sale are comprised of the following:

	December 31, 2007	September 30, 2007
Assets		
Bonds	$ 241	$ 196
Cash and cash equivalents	26	20
Goodwill	47	52
Intangible assets	11	10
Other assets	372	402
Assets of operations held for sale	$ 697	$ 680
Liabilities		
Policy liabilities	$ 248	$ 286
Other liabilities	180	212
Liabilities of operations held for sale	$ 428	$ 498

As of April 1, 2008 all of the assets and liabilities of operations held for sale have been sold.

3. Restructuring Costs

Following the acquisition of Putnam Investments, LLC (Putnam) on August 3, 2007, the Company developed a plan to restructure and exit certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2009. Costs of $184 (U.S. $175) are expected to be incurred as a result by the U.S. operating segment and consist primarily of restructuring and exit activities involving operations and systems, compensation and facilities costs. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Summary of Consolidated Operations. The costs include approximately $154 (U.S $146) that was recognized as part of the purchase equation of Putnam and costs of approximately $30 (U.S. $29) will be charged to income as incurred.

The following details the amount and status of restructuring program costs:

	Expected total costs	Amounts utilized - 2007	Amounts utilized - 2008	Changes in foreign exchange rates	Balance September 30, 2008
Compensation costs	$ 133	$ (27)	$ (53)	$ (4)	$ 49
Exiting and consolidating operations	22	(6)	(1)	-	15
Eliminating duplicate systems	29	(1)	-	-	28
	$ 184	$ (34)	$ (54)	$ (4)	$ 92
Accrued on acquisition	$ 154	$ (34)	$ (54)	$ (4)	$ 62
Expense as incurred	30	-	-	-	30
	$ 184	$ (34)	$ (54)	$ (4)	$ 92

4. Portfolio Investments

(a) Carrying values of portfolio investments are as follows:

September 30, 2008

	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,866	$ 14,971	$ 516	$ 1,716	$ 1,757	$ -	$ -	$ 19,069
- corporate	2,100	32,470	1,089	7,282	7,096	-	-	42,941
	3,966	47,441	1,605	8,998	8,853	-	-	62,010
Mortgage loans								
- residential	-	-	-	6,992	7,021	-	-	6,992
- non-residential	-	-	-	10,167	9,983	-	-	10,167
	-	-	-	17,159	17,004	-	-	17,159
Stocks	1,348	4,377	-	-	-	329	354	6,054
Real estate	-	-	-	-	-	3,230	3,334	3,230
	$ 5,314	$ 51,818	$ 1,605	$ 26,157	$ 25,857	$ 3,559	$ 3,688	$ 88,453

December 31, 2007

	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,541	$ 16,554	$ 635	$ 1,775	$ 1,877	$ -	$ -	$ 20,505
- corporate	2,504	34,030	1,005	7,025	7,130	-	-	44,564
	4,045	50,584	1,640	8,800	9,007	-	-	65,069
Mortgage loans								
- residential	-	-	-	7,121	7,127	-	-	7,121
- non-residential	-	-	-	8,748	8,879	-	-	8,748
	-	-	-	15,869	16,006	-	-	15,869
Stocks	1,432	4,791	-	-	-	320	461	6,543
Real estate	-	-	-	-	-	2,547	2,844	2,547
	$ 5,477	$ 55,375	$ 1,640	$ 24,669	$ 25,013	$ 2,867	$ 3,305	$ 90,028

	September 30, 2007							
	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,647	$ 17,253	$ 691	$ 1,815	$ 2,010	$ -	$ -	$ 21,406
- corporate	2,594	34,098	872	7,118	7,290	-	-	44,682
	4,241	51,351	1,563	8,933	9,300	-	-	66,088
Mortgage loans								
- residential	-	-	-	7,198	7,293	-	-	7,198
- non-residential	-	-	-	8,484	8,459	-	-	8,484
	-	-	-	15,682	15,752	-	-	15,682
Stocks	1,459	4,737	-	-	-	316	484	6,512
Real estate	-	-	-	-	-	2,327	2,789	2,327
	$ 5,700	$ 56,088	$ 1,563	$ 24,615	$ 25,052	$ 2,643	$ 3,273	$ 90,609

[1] Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Included in portfolio investments are the following:

(i) Non-performing loans:

	September 30, 2008	December 31, 2007	September 30, 2007
Bonds	**$ 70**	$ 33	$ 54
Mortgage loans	**8**	9	10
	$ 78	$ 42	$ 64

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when they are deemed to have an other than temporary impairment as a result of:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value. For non-performing available for sale loans, recorded at fair value, the accumulated loss recorded in accumulated other comprehensive income is reclassified to net investment income. Once an impairment loss on an available for sale asset is recorded to income it is not reversed.

(ii) Changes in the allowance for credit losses are as follows:

	For the nine months ended September 30, 2008			For the nine months ended September 30, 2007		
	Bonds	Mortgage Loans	Total	Bonds	Mortgage Loans	Total
Balance, beginning of year	$ 34	$ 19	$ 53	$ 44	$ 30	$ 74
Net provision (recoveries) for credit losses - in year	1	(2)	(1)	(2)	-	(2)
Write-offs, net of recoveries	(6)	2	(4)	(3)	(4)	(7)
Other (including foreign exchange rate changes)	1	1	2	(3)	(6)	(9)
Balance, end of period	$ 30	$ 20	$ 50	$ 36	$ 20	$ 56

(c) Net investment income is comprised of the following:

For the three months ended September 30, 2008	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 1,079	$ 241	$ 28	$ 46	$ 132	$ 1,526
Net realized gains (losses) *(available for sale)*	5	-	(3)	-	-	2
Net realized gains (losses) *(other classifications)*	14	12	(6)	-	-	20
Amortization of net realized/unrealized gains (non-financial instruments)	-	-	-	8	-	8
Net (provision) recovery of credit losses *(loans and receivables)*	(3)	2	-	-	-	(1)
Other income and expenses	-	-	-	-	(16)	(16)
	1,095	255	19	54	116	1,539
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	-	-	-	-	-	-
Net realized/ unrealized gains (losses) *(designated held for trading)*	(1,464)	-	(660)	-	(134)	(2,258)
	(1,464)	-	(660)	-	(134)	(2,258)
Net investment income	$ (369)	$ 255	$ (641)	$ 54	$ (18)	$ (719)

For the three months ended September 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 946	$ 224	$ 47	$ 36	$ 135	$ 1,388
Net realized gains (losses) *(available for sale)*	1	-	3	-	-	4
Net realized gains (losses) *(other classifications)*	3	4	-	-	-	7
Net impairment recoveries	2	-	-	-	-	2
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
	952	228	50	55	117	1,402
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	48	-	-	-	-	48
Net realized/ unrealized gains (losses) *(designated held for trading)*	389	-	19	-	(31)	377
	437	-	19	-	(31)	425
Net investment income	$ 1,389	$ 228	$ 69	$ 55	$ 86	$ 1,827

For the nine months ended September 30, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	**$ 3,066**	**$ 705**	**$ 146**	**$ 123**	**$ 419**	**$ 4,459**
Net realized gains (losses) *(available for sale)*	**50**	**-**	**(4)**	**-**	**-**	**46**
Net realized gains (losses) *(other classifications)*	**29**	**23**	**-**	**-**	**-**	**52**
Amortization of net realized/unrealized gains (non-financial instruments)	**-**	**-**	**-**	**28**	**-**	**28**
Net (provision) recovery of credit losses *(loans and receivables)*	**(1)**	**2**	**-**	**-**	**-**	**1**
Other income and expenses	**-**	**-**	**-**	**-**	**(47)**	**(47)**
	3,144	**730**	**142**	**151**	**372**	**4,539**
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	**1**	**-**	**-**	**-**	**-**	**1**
Net realized/ unrealized gains (losses) *(designated held for trading)*	**(4,029)**	**-**	**(733)**	**-**	**(32)**	**(4,794)**
	(4,028)	**-**	**(733)**	**-**	**(32)**	**(4,793)**
Net investment income	**$ (884)**	**$ 730**	**$ (591)**	**$ 151**	**$ 340**	**$ (254)**

For the nine months ended September 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 2,825	$ 671	$ 135	$ 97	$ 450	$ 4,178
Net realized gains (losses) *(available for sale)*	33	-	6	-	-	39
Net realized gains (losses) *(other classifications)*	16	19	-	-	-	35
Net impairment recoveries	3	4	-	-	-	7
Amortization of deferred net realized gains	-	-	-	56	-	56
Other income and expenses	-	-	-	-	(54)	(54)
	2,877	694	141	153	396	4,261
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	27	-	-	-	-	27
Net realized/ unrealized gains (losses) *(designated held for trading)*	(2,054)	-	231	-	(123)	(1,946)
	(2,027)	-	231	-	(123)	(1,919)
Net investment income	$ 850	$ 694	$ 372	$ 153	$ 273	$ 2,342

Investment income earned is comprised of income from investments that are classified or designated as held for trading, classified as available for sale and classified as loans and receivables.

5. Financial Instrument Risk Management

The Company has policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The following policies and procedures are in place to manage this risk:

- Investment guidelines are in place that require only the purchase of investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company.
- Investment guidelines specify minimum and maximum limits for each asset class. Credit ratings are determined by recognized external credit rating agencies and/or internal credit review.
- Investment guidelines also specify collateral requirements.
- Portfolios are monitored continuously, and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.
- Credit risk associated with derivative instruments is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.
- The Company is exposed to credit risk relating to premiums due from policyholders during the grace period specified by the insurance policy or until the policy is paid up or terminated. Commissions paid to agents and brokers are netted against amounts receivable, if any.
- Reinsurance is placed with counterparties that have a good credit rating and concentration of credit risk is managed by following policy guidelines set each year by the Board of Directors. Management continuously monitors and performs an assessment of creditworthiness of reinsurers.

(i) Maximum Exposure to Credit Risk

The following table summarizes the Company's maximum exposure to credit risk related to financial instruments. The maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	September 30, 2008
Cash and cash equivalents	$ 3,333
Bonds	
Held for trading	49,046
Available for sale	3,966
Amortized cost	8,998
Mortgage loans	17,159
Loans to policyholders	6,814
Other financial assets	15,863
Derivative assets	605
Total balance sheet maximum credit exposure	$ 105,784

Credit risk is also mitigated by entering into collateral agreements. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Management monitors the value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

(ii) Concentration of Credit Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics in that they operate in the same geographic region or in similar industries. The characteristics are similar in that changes in economic or political environments may impact their ability to meet obligations as they come due.

The following table provides details of the carrying value of bonds by industry sector and geographic distribution:

	September 30, 2008
Bonds issued or guaranteed by:	
Canadian federal government	$ 1,409
Canadian provincial and municipal governments	5,611
U.S. Treasury and other U.S. agencies	4,102
Other foreign governments	6,030
Government related	1,560
Sovereign	1,888
Asset-backed securities	7,304
Residential mortgage backed securities	1,002
Banks	4,897
Other financial institutions	4,899
Basic Materials	793
Communications	1,162
Consumer products	3,780
Industrial products/services	1,489
Natural resources	1,754
Real estate	1,629
Transportation	2,438
Utilities	6,602
Miscellaneous	1,651
Total long term bonds	60,000
Short term bonds	2,010
	$ 62,010
Canada	$ 24,085
United States	15,811
Europe/Reinsurance	22,114
	$ 62,010

The following table provides details of the carrying value of mortgage loans by geographic location:

	September 30, 2008			
	Single family residential	Multi-family residential	Commercial	Total
Canada	$ 1,836	$ 4,606	$ 6,007	$ 12,449
United States	-	519	1,259	1,778
Europe/Reinsurance	-	31	2,901	2,932
Total mortgages	$ 1,836	$ 5,156	$ 10,167	$ 17,159

(iii) Asset Quality

Bond Portfolio Quality

	September 30, 2008
AAA	$ 23,523
AA	11,331
A	16,968
BBB	7,729
BB and lower	449
	60,000
Short term bonds	2,010
Total bonds	$ 62,010

Derivative Portfolio Quality

	September 30, 2008
Over-the-counter contracts (counterparty ratings):	
AAA	$ 2
AA	333
A	270
Total	$ 605

Derivative instruments are either exchange traded or over-the-counter contracts negotiated between counterparties. At September 30, 2008, the Company held assets of $6 pledged as collateral for derivative contracts. The assets pledged consist of cash, cash equivalents and short-term securities.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Company closely manages operating liquidity through cash flow matching of assets and liabilities.
- Management monitors the use of line of credit on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
- Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

In the normal course of business the Company enters into contracts that give rise to commitments of future minimum payments that impact short-term and long-term liquidity. The following table summarizes the principal repayment schedule of certain of the Company's financial liabilities.

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	5 years	over 5 years
Debentures and other debt instruments	$ 3,851	$ 221	$ 1	$ 1	$ 323	$ 201	$ 3,104
Preferred share liabilities	756	-	-	-	-	557	199
Capital trust debentures (1)	800	-	-	-	-	-	800
	$ 5,407	$ 221	$ 1	$ 1	$ 323	$ 758	$ 4,103

(1) Payments due have not been reduced to reflect the Company held capital trust securities of $175 principal amount ($183 carrying value).

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors. Market factors include three types of risks: currency risk, interest rate risk and equity risk.

(i) Currency Risk

Currency risk relates to the Company operating in different currencies and converting non-Canadian earnings at different points in time at different foreign exchange levels when adverse changes in foreign currency exchange rates occur. The following policies and procedures are in place to mitigate the Company's exposure to currency risk.

- The Company uses financial measures such as constant currency calculations to monitor the effect of currency translation fluctuations.
- Investments are normally made in the same currency as the liabilities supported by those investments.
- Foreign currency assets acquired to back liabilities are normally converted back to the currency of the liability using foreign exchange contracts.
- A 10% increase in foreign currency rates would be expected to have minimal impact on non-participating actuarial liabilities. A 10% decrease in foreign currency rates would be expected to have minimal impact on non-participating actuarial liabilities.

(ii) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The following policies and procedures are in place to mitigate the Company's exposure to interest rate risk.

- The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.
- Interest rate risk is managed by investing in assets that are suitable for the products sold.
- For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.
- For products with less predictable timing of benefit payments, investments are made in fixed income assets with cash flows of a shorter duration than the anticipated timing of benefit payments, or equities as described below.
- The risk associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for potential asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to assess reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate and permanent 1% increase and 1% decrease in interest rates at each future duration. These interest rate changes will impact the projected cash flows.

- The effect of an immediate and permanent 1% increase in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $89.
- The effect of an immediate and permanent 1% decrease in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $90.

(iii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. To mitigate price risk, the Company has investment policy guidelines in place that provide for prudent investment in equity markets within clearly defined limits.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $58. A 10% decrease in equity markets would be expected to additionally increase non-participating actuarial liabilities by approximately $102.

6. Financing Charges

Financing charges consist of the following:

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Interest on long-term debentures and other debt instruments	**$ 47**	$ 69	**$ 173**	$ 131
Preferred share dividends	**9**	9	**27**	27
Unrealized gains on preferred shares classified as held for trading	**1**	(15)	**9**	(29)
Subordinated debenture issue costs	**-**	-	**5**	13
Other	**10**	9	**17**	15
Interest on capital trust debentures	**13**	13	**37**	37
Distributions on capital trust securities held by consolidated group as temporary investments	**(4)**	(4)	**(9)**	(9)
Total	**$ 76**	$ 81	**$ 259**	$ 185

7. Debentures and Other Debt Instruments

On June 26, 2008, the Company issued $500 of 7.127% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP II. The subordinated debentures are due June 26, 2068 and bear an interest rate of 7.127% until June 26, 2018. After June 26, 2018, the subordinated debentures will bear an interest rate of the Canadian 90-day bankers' acceptance rate plus 3.78%. Subject to a Replacement Capital Covenant, the subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 26, 2018.

On March 19, 2008, the Company repaid $235 on its one year credit facility with a Canadian chartered bank. On April 18, 2008 the Company repaid $730 Canadian and U.S. $345 on this facility and on June 26, 2008, the Company repaid the remaining $268 Canadian and U.S. $302 on this facility. The balance outstanding on this credit facility at December 31, 2007 was $1,873 ($1,233 Canadian and U.S. $647), and at June 30, 2008 the credit facility had been fully repaid.

During the second quarter of 2008, Putnam Acquisition Financing LLC also repaid U.S. $196 of the U.S. $500 five year term facility.

On January 24, 2008, a subsidiary of Putnam LLC executed a demand promissory note in the amount of U.S. $150 with a Canadian Chartered Bank. On January 24, 2008, Putnam LLC drew U.S. $150 on the note. On March 26, 2008, a subsidiary of Putnam LLC executed a U.S. $200 revolving credit facility with a Canadian Chartered Bank and used proceeds from the facility to repay the U.S. $150 demand promissory note. There was U.S. $140 outstanding under the facility at September 30, 2008.

8. Non-Controlling Interests

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of The Canada Life Assurance Company (Canada Life). In accordance with the Conversion Proposal of Canada Life, the seed capital amount, together with a reasonable rate of return, may be transferred back to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2008, $5 of seed capital related to the Canadian open block of the participating policyholder account, together with accrued interest of $3 after tax, was transferred from the participating policyholder account to the shareholder account. The repatriation (exclusive of interest) resulted in an increase in shareholder surplus of $5 and a decrease in participating policyholder surplus of $5. $28 of seed capital has been repaid to date.

During the first quarter of 2008, non-controlling interests decreased by approximately $176 in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.

9. Share Capital

(a) Preferred Shares

The Company has designated outstanding Preferred Shares Series D and Series E as held for trading on the Consolidated Balance Sheets with changes in fair value reported in the Summary of Consolidated Operations. During the nine months ended September 30, 2008 the Company recognized unrealized gains (losses) of $3 for Series D and $(12) for Series E (for the nine months ended September 30, 2007, $10 for Series D and $19 for Series E). The redemption price at maturity is $25 per share plus accrued dividends.

(b) Common Shares

Issued and outstanding

	September 30, 2008		December 31, 2007		September 30, 2007	
	Number	**Carrying Value**	Number	Carrying Value	Number	Carrying Value
Common shares:						
Balance, beginning of year	**893,761,639**	**$ 4,709**	891,151,789	$ 4,676	891,151,789	$ 4,676
Issued under Stock Option Plan	**1,759,600**	**24**	2,609,850	33	1,308,508	15
Balance, end of period	**895,521,239**	**$ 4,733**	893,761,639	$ 4,709	892,460,297	$ 4,691

10. Capital Management

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR).

For Canadian regulatory reporting purposes, capital is defined by OSFI in its MCCSR guideline. The following table provides the MCCSR information and ratios for The Great-West Life Assurance Company (Great-West Life):

	September 30, 2008	December 31, 2007	September 30, 2007
Capital Available:			
Tier 1 Capital			
Common shares	$ 6,116	$ 6,116	$ 6,116
Shareholder surplus	5,394	4,672	4,441
Qualifying non-controlling interests	150	152	153
Innovative instruments	637	636	635
Other Tier 1 Capital Elements	1,372	1,337	1,347
Gross Tier 1 Capital	13,669	12,913	12,692
Deductions from Tier 1:			
Goodwill & intangible assets in excess of limit	5,689	5,724	5,722
Other deductions	1,355	1,219	1,229
Net Tier 1 Capital	6,625	5,970	5,741
Tier 2 Capital			
Tier 2A	273	456	568
Tier 2B allowed	500	502	502
Tier 2C	1,324	1,262	1,224
Tier 2 Capital Allowed	2,097	2,220	2,294
Total Tier 1 and Tier 2 Capital	8,722	8,190	8,035
Less: Deductions/Adjustments	127	101	189
Total Available Capital	$ 8,595	$ 8,089	$ 7,846
Capital Required:			
Assets Default & market risk	$ 1,581	$ 1,457	$ 1,406
Insurance Risks	1,711	1,675	1,669
Interest Rate Risks	961	888	864
Other	(19)	(76)	(95)
Total Capital Required	$ 4,234	$ 3,944	$ 3,844
MCCSR ratios:			
Tier 1	156%	151%	149%
Total	203%	205%	204%

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. At the end of 2007 the risk-based capital (RBC) ratio for GWL&A was 594%, well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management.

11. Stock Based Compensation

933,270 options were granted under the Company's stock option plan during the third quarter of 2008, 110,000 options were granted during the first quarter of 2008 and 3,115,000 options were granted during the second quarter of 2008 (1,749,000 options were granted during the first quarter of 2007,164,000 options were granted during the third quarter of 2007 and no options were granted during the second quarter of 2007). The weighted fair value of options granted during the nine months ended September 30, 2008 were $3.11 per option ($7.41 per option during the nine months ended September 30, 2007). Compensation expense of $8 after-tax has been recognized in the Summary of Consolidated Operations for the nine months ended September 30, 2008 ($4 after-tax for the nine months ended September 30, 2007).

12. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Pension benefits	**$ 10**	$ 11	**$ 44**	$ 35
Other benefits	**3**	4	**10**	14
Total	**$ 13**	$ 15	**$ 54**	$ 49

13. Earning per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
(a) Earnings				
Net income from continuing operations	**$ 450**	$ 425	**$ 1,653**	$ 1,401
Net income from discontinued operations	**-**	50	**692**	160
Net income	**$ 450**	$ 475	**$ 2,345**	$ 1,561
Perpetual preferred share dividends	**14**	14	**42**	42
Net income - common shareholders	**$ 436**	$ 461	**$ 2,303**	$ 1,519
(b) Number of common shares				
Average number of common shares outstanding	**894,580,690**	892,296,169	**894,243,179**	892,014,374
Add:				
- Potential exercise of outstanding stock options	**3,981,236**	6,619,468	**4,349,332**	6,769,406
Average number of common shares outstanding - diluted basis	**898,561,926**	898,915,637	**898,592,511**	898,783,780
Basic earnings per common share				
From continuing operations	**$ 0.487**	$ 0.460	**$ 1.801**	$ 1.523
From discontinued operations	**-**	0.056	**0.774**	0.180
	$ 0.487	$ 0.516	**$ 2.575**	$ 1.703
Diluted earnings per common share				
From continuing operations	**$ 0.485**	$ 0.457	**$ 1.793**	$ 1.512
From discontinued operations	**-**	0.056	**0.770**	0.178
	$ 0.485	$ 0.513	**$ 2.563**	$ 1.690

14. Accumulated Other Comprehensive Income

	For the nine months ended September 30, 2008					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	**Unrealized gains(losses) on available for sale assets**	**Unrealized gains(losses) on cash flow hedges**	**Total**	**Non-controlling interest**	**Shareholder**
Balance, beginning of year	**$ (1,801)**	**$ 174**	**$ 13**	**$ (1,614)**	**$ (81)**	**$ (1,533)**
Other comprehensive income	**326**	**(322)**	**(112)**	**(108)**	**(2)**	**(106)**
Income tax	**-**	**93**	**40**	**133**	**3**	**130**
	326	**(229)**	**(72)**	**25**	**1**	**24**
Balance, end of period	**$ (1,475)**	**$ (55)**	**$ (59)**	**$ (1,589)**	**$ (80)**	**$ (1,509)**

	For the nine months ended September 30, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ (44)	$ (547)
Opening transition adjustment	-	379	-	379	19	360
Income tax	-	(108)	-	(108)	(5)	(103)
	-	271	-	271	14	257
Other comprehensive income	(1,100)	(146)	44	(1,202)	(56)	(1,146)
Income tax	-	41	(15)	26	5	21
	(1,100)	(105)	29	(1,176)	(51)	(1,125)
Balance, end of period	$ (1,691)	$ 166	$ 29	$ (1,496)	$ (81)	$ (1,415)

15. Reinsurance and Other Transactions

(a) On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding insurers and policy liabilities by $12.5 billion.

(b) During the quarter, the Company's indirect wholly-owned UK subsidiary, Canada Life Limited, entered into two agreements with two financial institutions to provide long-term mortality exposure management on an in-force block of payout annuity business representing $2.8 billion of actuarial liabilities. These agreements exchange variable annuitant payments for a schedule of fixed payments. One of the agreements has no end date while the other matures in 40 years.

GREAT-WEST LIFECO INC.

16. Segmented Information
Consolidated Operations
For the three months ended September 30, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,949	$ 479	$ 1,484	$ -	$ 3,912
Net investment income					
Regular net investment income	609	331	597	2	1,539
Changes in fair value on held for trading assets	(1,392)	(398)	(468)	-	(2,258)
Total net investment income	(783)	(67)	129	2	(719)
Fee and other income	262	353	163	-	778
Total Income	1,428	765	1,776	2	3,971
Benefits and expenses:					
Paid or credited to policyholders	436	343	1,394	-	2,173
Other	533	391	214	1	1,139
Amortization of finite life intangible assets	4	5	1	-	10
Net operating income before income taxes	455	26	167	1	649
Income taxes	187	(17)	18	(1)	187
Net income before non-controlling interests	268	43	149	2	462
Non-controlling interests	6	-	6	-	12
Net income from continuing operations	262	43	143	2	450
Net income from discontinued operations	-	-	-	-	-
Net income	262	43	143	2	450
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 251	$ 43	$ 140	$ 2	$ 436

For the three months ended September 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,771	$ 454	$ 1,412	$ -	$ 3,637
Net investment income					
Regular net investment income	619	333	445	5	1,402
Changes in fair value on held for trading assets	18	98	309	-	425
Total net investment income	637	431	754	5	1,827
Fee and other income	254	320	161	-	735
Total income	2,662	1,205	2,327	5	6,199
Benefits and expenses:					
Paid or credited to policyholders	1,800	721	1,937	-	4,458
Other	510	332	198	145	1,185
Amortization of finite life intangible assets	3	6	1	-	10
Net operating income before income taxes	349	146	191	(140)	546
Income taxes	60	35	23	(45)	73
Net income before non-controlling interests	289	111	168	(95)	473
Non-controlling interests	33	11	4	-	48
Net income from continuing operations	256	100	164	(95)	425
Net income from discontinued operations	-	50	-	-	50
Net income	256	150	164	(95)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 150	$ 161	$ (95)	$ 461

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 5,998	$ 1,805	$ 17,422	$ -	$ 25,225
Net investment income					
Regular net investment income	1,873	977	1,692	(3)	4,539
Changes in fair value on held for trading assets	(1,560)	(1,005)	(2,228)	-	(4,793)
Total net investment income	313	(28)	(536)	(3)	(254)
Fee and other income	804	1,107	470	-	2,381
Total income	7,115	2,884	17,356	(3)	27,352
Benefits and expenses:					
Paid or credited to policyholders	4,238	1,533	16,188	-	21,959
Other	1,658	1,153	542	9	3,362
Amortization of finite life intangible assets	11	16	3	-	30
Net operating income before income taxes	1,208	182	623	(12)	2,001
Income taxes	351	12	104	(1)	466
Net income before non-controlling interests	857	170	519	(11)	1,535
Non-controlling interests	50	(175)	7	-	(118)
Net income from continuing operations	807	345	512	(11)	1,653
Net income from discontinued operations	-	692	-	-	692
Net income	807	1,037	512	(11)	2,345
Perpetual preferred share dividends	32	-	10	-	42
Net income - common shareholders	$ 775	$ 1,037	$ 502	$ (11)	$ 2,303

For the nine months ended September 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 5,464	$ 1,474	$ 6,051	$ -	$ 12,989
Net investment income					
Regular net investment income	1,865	1,027	1,352	17	4,261
Changes in fair value on held for trading assets	(656)	(90)	(1,173)	-	(1,919)
Total net investment income	1,209	937	179	17	2,342
Fee and other income	763	587	492	-	1,842
Total income	7,436	2,998	6,722	17	17,173
Benefits and expenses:					
Paid or credited to policyholders	4,724	1,962	5,596	-	12,282
Other	1,607	629	561	161	2,958
Amortization of finite life intangible assets	10	11	3	-	24
Net operating income before income taxes	1,095	396	562	(144)	1,909
Income taxes	245	109	77	(47)	384
Net income before non-controlling interests	850	287	485	(97)	1,525
Non-controlling interests	91	19	14	-	124
Net income - from continuing operations	759	268	471	(97)	1,401
Net income from discontinued operations	-	160	-	-	160
Net income	759	428	471	(97)	1,561
Perpetual preferred share dividends	32	-	10	-	42
Net income - common shareholders	$ 727	$ 428	$ 461	$ (97)	$ 1,519

17. Subsequent Event

On October 22, 2008, Great-West Life announced that it has entered into an agreement with Fidelity Investments Canada ULC (Fidelity) whereby Fidelity will transition its Canadian group retirement and savings plan record-keeping business to Great-West Life, representing $2.2 billion in assets under administration. The financial statements of the Company do not include the assets, liabilities, deposits and withdrawals or claims payments related to this business, however the Company will earn fee and other income from it.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2008

Dated: October 30, 2008

The Management's Discussion and Analysis ("MD&A") presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. ("Lifeco" or "the Company") for the three months and nine months ended September 30, 2008 compared with the same periods in 2007. The MD&A provides an overall discussion, followed by analysis of the performance of its three major reportable segments: Canada, United States and Europe.

DISCONTINUED OPERATIONS

On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company ("GWL&A") completed the sale of its health care business, Great-West Healthcare. As part of the transaction, GWL&A received consideration of US$1.5 billion in gross proceeds, and approximately US$750 million, representing the amount of equity invested in the health care business, was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan.

The operating results and assets and liabilities of the health care business have been treated as discontinued operations in the financial statements of the Company. As a result, amounts pertaining to the discontinued U.S. Healthcare operations have been removed from the financial statements for 2008 and 2007. Net income from discontinued operations is shown as a separate line item on the Summary of Consolidated Operations. In this MD&A, unless otherwise indicated, comparative amounts for 2007 have been restated to exclude amounts pertaining to Discontinued Operations.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action, including statements made by the Company with respect to the expected benefits of acquisitions or divestitures, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors, including factors set out under "Risk Management and Control Practices" in the 2007 Annual MD&A, and any listed in other filings with securities regulators, which are available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include, but are not limited to, "earnings before restructuring charges", "adjusted net income", "net income – adjusted", "earnings before adjustments", "constant currency basis", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

CONSOLIDATED OPERATING RESULTS

Selected consolidated financial information
(in $ millions, except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits:						
Life insurance, guaranteed annuities and insured health products	**$ 3,912**	$ 3,637	8%	**$ 25,225**	$ 12,989	94%
Self-funded premium equivalents (ASO contracts)	**583**	533	9%	**1,795**	1,663	8%
Segregated funds deposits:						
Individual products	**1,982**	2,195	-10%	**5,771**	7,248	-20%
Group products	**1,140**	1,184	-4%	**4,125**	4,328	-5%
Proprietary mutual funds deposits (1)	**(2,571)**	6,010	-	**16,324**	6,433	-
Total premiums and deposits	**5,046**	13,559	-63%	**53,240**	32,661	63%
Fee and other income	**778**	735	6%	**2,381**	1,842	29%
Paid or credited to policyholders	**2,173**	4,458	-51%	**21,959**	12,282	79%
Net income - common shareholders (4)						
Continuing operations - adjusted (3)	**436**	508	-14%	**1,493**	1,456	3%
Discontinued operations - adjusted (2)	**-**	50	-	**43**	160	-73%
Net income - adjusted (3)	**436**	558	-22%	**1,536**	1,616	-5%
Adjustments after-tax (3)	**-**	(97)	-	**767**	(97)	-
Net income	**436**	461	-5%	**2,303**	1,519	52%
Per common share						
Basic earnings - adjusted (3)	**$ 0.487**	$ 0.625	-22%	**$ 1.717**	$ 1.812	-5%
Adjustments after-tax (3)	**-**	(0.109)	-	**0.858**	(0.109)	-
Basic earnings	**0.487**	0.516	-6%	**2.575**	1.703	51%
Dividends paid	**0.3075**	0.275	12%	**0.8925**	0.785	14%
Book value				**12.70**	10.78	18%
Return on common shareholders' equity (12 months)						
Net income - adjusted (3)				**21.4%**	22.1%	
Net income				**27.1%**	21.2%	
At September 30						
Total assets				**$ 127,339**	$ 118,596	7%
Segregated funds net assets				**81,916**	90,838	-10%
Proprietary mutual funds net assets				**147,165**	193,426	-24%
Total assets under administration				**$ 356,420**	$ 402,860	-12%
Share capital and surplus				**$ 12,474**	$ 10,715	16%

(1) Includes Putnam Investments, LLC mutual funds deposits.

(2) Represents the operating results of GWL&A's, an indirect wholly-owned subsidiary of Lifeco, health care business, which was sold effective April 1, 2008. Does not include the gain on sale of the health care business (see 3(c) below).

(3) During the nine months ended September 30, 2008, net income attributable to common shareholders was increased by $767 million after-tax or $0.858 per common share (nil for the three months ended September 30, 2008) as a result of the following items in the Company's United States segment:
   (a) A gain realized in connection with the termination of a long standing assumption reinsurance agreement ($176 million after-tax or $0.197 per common share for the nine months ended September 30, 2008 and nil for the three months ended September 30, 2008) as described in note 8 to the interim consolidated financial statements;
   (b) Reserve strengthening in GWL&A's continuing operations ($(58) million after-tax or $(0.065) per common share for the nine months ended September 30, 2008 and nil for the three months ended September 30, 2008) as described in note 2 to the interim consolidated financial statements;
   (c) A gain realized in connection with the sale of GWL&A's health care business ($649 million after-tax or $0.726 per common share for the nine months ended September 30, 2008 and nil for the three months ended September 30, 2008) as described in note 2 to the interim consolidated financial statements.
   During the nine months ended September 30, 2007, net income attributable to common shareholders was reduced by $97 million after-tax as a result of a provision for certain Canadian retirement plans.

Net income, basic earnings per common share and return on common shareholders' equity are presented on an adjusted basis, as a non-GAAP financial measure of earnings performance. Return on common shareholders' equity for 2008 is restated also excluding third quarter 2007 non-recurring items.

(4) Net income for the three months ended September 30, 2008 includes asset impairment charges of $96 million after-tax and costs of $19 million associated with the transfer of Putnam's Prime Money Market Fund to Federated Investors, Inc.

REINSURANCE TRANSACTION

Standard Life Transaction

On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited ("CLIRe"), signed an agreement with Standard Life Assurance Limited ("Standard Life"), a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities (the "Standard Life transaction"). The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding issuers and policyholders liabilities by approximately $12.5 billion.

FINANCIAL MARKETS

Financial Market Volatility

Global credit, equity and foreign exchange markets continue to experience significant volatility as a result of credit and liquidity concerns relating ultimately to the deterioration in the United States mortgage and housing markets. These concerns have led to the disruption in the normal functioning of credit markets around the world, unprecedented volatility and have resulted in many financial institutions experiencing financial difficulty. Governments across the globe have introduced measures intended to instill confidence in financial markets for financial institutions and their clients.

The S&P TSX index has declined 19% in the quarter which has resulted in a decline of 15% since the beginning of the year. Also, in the quarter the S&P 500 index declined 9% and the FTSE 100 index declined 13% which has resulted in declines of 21% and 24% respectively since the beginning of the year.

Consequently, the average S&P TSX index level for the third quarter of 2008 was 5% lower than the same period in 2007. Similarly the average index levels for the S&P 500 and the FTSE 100 were each down 16% from 2007 levels. The declines in average index levels were more moderate when comparing the year-to-date periods for 2008 and 2007. The average index level for the S&P TSX for the nine months ended September 30, 2008 was 1% higher than in 2007, however the S&P 500 and the FTSE 100 were 10% lower.

LIFECO DEVELOPMENTS

On September 18, 2008, Lifeco issued a news release confirming that it held fixed income securities issued by Lehman Brothers Holdings Inc. ("Lehman") with a par value of $101 million, and had investment exposure to various companies in the American International Group ("AIG") with a par value of $347 million, including $149 million of fixed income securities issued by the holding company, American International Group Inc. On September 26, 2008, Lifeco issued a news release confirming that it had investment exposure to Washington Mutual Inc. with a par value of $2 million.

On September 24, 2008, Putnam Investments, LLC ("Putnam"), Lifeco's Boston-based asset manager, issued a news release announcing that it had entered into a transaction with Federated Investors, Inc. that would result in the liquidation of Putnam's US$12.3 billion institutional Prime Money Market Fund. Under this transaction, shareholders of the Putnam Prime Money Market Fund would receive shares of the Federated Prime Obligations Fund on a $1-per-share for $1-per-share basis (the "Putnam Prime Money Market transaction").

On October 1, 2008, Putnam Investments issued a news release announcing that it will participate in the Money Market Guaranty Program recently introduced by the U.S. Treasury. Participation in this program will provide shareholders of Putnam's retail money market funds with protection against the net asset value of the funds falling below $0.995 per share.

Impact on Operating Results

Impairment Charges

In the third quarter, Lifeco recorded a charge for the impairment of assets of $96 million after-tax. This charge is considered to be "other-than-temporary", and has reduced net income attributable to common shareholders by $0.107 per share.

The impairment charge relates to the following investment exposures:

Charges for asset impairment	**Total par value**	**Market value (1)**	**Shareholder after-tax charge**
Lehman Brothers Holdings Inc.	$ 100.7	$ 15	$ 44.7
Washington Mutual Inc. (sold @ $40)	2.1	40	0.9
Bradford & Bingley PLC	33.5	20	19.3
American International Group - Holdco Bonds (2)	41.6	17	24.9
Other provisions	-		5.7
Total	$ 177.9		$ 95.5

(1) Per $100 par value.
(2) AIG 5.75% subordinated debentures due 2067.

By segment		
Canada	$ 30.0	$ 11.5
Europe	92.4	54.3
U.S.	55.5	29.7
Total	$ 177.9	$ 95.5

Unrealized Mark-to-Market Losses

In addition to "other-than-temporary" impairment charges, the deterioration in financial markets, as well as extreme illiquidity of the bond markets coupled with indeterminable liquidity premiums, has produced a general widening of credit spreads and lower market prices for fixed income investments. This has resulted in a decline in the fair value of Lifeco's bond investments. At September 30, 2008, gross unrealized bond losses totaled $4.3 billion, and more than 95% of these bond investments have been classified as Held for Trading. These investments are held in support of actuarial liabilities and, as a result, quarterly fluctuations in the fair value of these assets as a result of the mark-to-market process are offset by a corresponding change in the value of the actuarial liabilities that they support.

Other Charges

In connection with the Putnam Prime Money Market transaction, Putnam incurred charges totaling $19 million after-tax.

Impact on Financial Condition and Liquidity

The Company's liquidity requirements are self-funded, with short term obligations being met by generating internal funds and maintaining adequate levels of liquid investments. At September 30, 2008, Lifeco held cash and liquid short term investments of $4.2 billion and, in addition, Lifeco and its operating subsidiaries held Canada, United

States and foreign government bonds of $12.4 billion. Lifeco also maintains a $200 million committed line of credit with a Canadian chartered bank.

Lifeco's financial condition and regulatory capital position remained strong at September 30, 2008. In this regard, Canadian operating companies consolidated Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio was 203%, which remains at the upper end of the Company's target operating range. At September 30, the decline in equity market levels resulted in the Company having to increase its MCCSR Required Capital by $68 million (from zero at the end of the previous quarter) as a result of benefit guarantees offered in connection with certain segregated fund products. The Risk-Based Capital ("RBC") ratio of Lifeco's U.S. insurance company is calculated and reported annually to U.S. insurance regulators. The estimated RBC ratio at September 30, 2008 was well in excess of minimum requirements.

While the Company's financial condition remained strong at September 30, 2008, further deterioration in financial markets would be expected to have a negative impact.

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The year to date results of the Company reflect management's judgments regarding the impact of prevailing global credit, equity and foreign exchange market conditions. Financial instrument carrying values necessarily reflect the illiquidity of the markets and the liquidity premiums embedded in the market pricing methods the Company relies upon.

The estimation of actuarial liabilities relies upon investment credit ratings. The Company's practice is to use third party independent credit ratings where available. Credit rating changes may lag developments in the current environment. Subsequent credit rating adjustments will impact actuarial liabilities.

In addition to the Company's direct investments in certain financial institutions, the Company has contractual business relationships with these financial institutions. Given the current uncertainty associated with these entities, normal business conditions do not prevail and the Company's contractual business relationships may be impacted.

Given the uncertainty surrounding the continued volatility in these markets, and the general lack of liquidity in financial markets, the actual financial results could differ from those estimates.

CONSOLIDATED OPERATING RESULTS

NET INCOME

Consolidated net income of Lifeco includes the net income of The Great-West Life Assurance Company ("Great-West Life") and its operating subsidiaries London Life Insurance Company ("London Life") and The Canada Life Assurance Company ("Canada Life"), GWL&A and Putnam, together with Lifeco's corporate results.

Lifeco's net income attributable to common shareholders was $436 million for the third quarter of 2008 compared to $461 million reported a year ago. On a per share basis, this represents $0.487 per common share ($0.485 diluted) for the third quarter of 2008 compared to $0.516 per common share ($0.513 diluted) a year ago. Compared to the third quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the Company's major operating currencies has negatively impacted net income in the quarter by approximately $0.005 per common share, or $5 million. On a constant currency basis, adjusted net income attributable to common shareholders decreased 4.6% over 2007.

For the nine months ended September 30, 2008, Lifeco's net income attributable to common shareholders was $2,303 million compared to $1,519 million reported a year ago, an increase of 52%. On a per share basis, this represents $2.575 per common share ($2.563 diluted) for 2008 compared to $1.703 per common share ($1.690 diluted) a year ago.

On April 1, 2008, Lifeco announced that GWL&A had completed the sale of its health care business, Great-West Healthcare. As a result of the sale, a gain of $649 million after-tax ($0.726 per common share) was recorded in net income described in note 2 to the interim consolidated financial statements. Excluding the non-recurring gain on sale of the health care business, net income attributable to common shareholders was $1,654 million or $1.849 per common share ($1.841 diluted).

The first quarter of 2008 results include two non-recurring items totaling $118 million after-tax consisting of a gain in connection with the termination of a long-standing assumption reinsurance agreement of approximately $176 million after-tax described in note 8 to the interim consolidated financial statements and a reserve strengthening in GWL&A's continuing operations for $58 million after-tax described in note 2 to the interim consolidated financial statements. The impact on earnings per common share is $0.132. Excluding the adjustments from the first nine months of 2008, adjusted net income attributable to common shareholders is $1,536 million or $1.717 per common share.

Net income - common shareholders	**For the three months ended September 30**			**For the nine months ended September 30**		
	2008	2007	% Change	**2008**	2007	% Change
Canada	**$ 251**	$ 245	2%	**$ 775**	$ 727	7%
United States	**43**	100	-57%	**227**	268	-15%
Europe	**140**	161	-13%	**502**	461	9%
Lifeco Corporate	**2**	2	-	**(11)**	-	-
Continuing operations - adjusted	**436**	508	-14%	**1,493**	1,456	3%
Discontinued operations - adjusted	**-**	50	-	**43**	160	-
Total adjusted	**436**	558	-22%	**1,536**	1,616	-5%
Adjustments	**-**	(97)	-	**767**	(97)	-
Total Lifeco	**$ 436**	$ 461	-5%	**$ 2,303**	$ 1,519	52%

Attributable to common shareholders:

Canada – For the third quarter, net income was $251 million compared to $245 million in 2007. Individual Insurance & Investment Products ("IIIP") increased $35 million, Group Insurance increased $2 million, and Canada Corporate decreased $31 million.

For the nine months ended September 30, 2008, net income was $775 million compared to $727 million in 2007. IIIP increased $85 million, Group Insurance increased $14 million, and Canada Corporate decreased $51 million.

United States – For the third quarter, adjusted net income was $43 million compared to $100 million in 2007. Financial Services decreased $15 million, Asset Management (Putnam) decreased by $39 million, and United States Corporate decreased $3 million.

For the nine months ended September 30, 2008, adjusted net income was $227 million compared to $268 million in 2007. Financial Services decreased $22 million, Asset Management (Putnam) decreased by $21 million, and United States Corporate increased $2 million.

Europe – For the third quarter, net income was $140 million compared to $161 million in 2007. Insurance & Annuities decreased $19 million, Reinsurance increased $16 million, and Europe Corporate was down $18 million.

For the nine months ended September 30, 2008, net income was $502 million compared to $461 million in 2007. Insurance & Annuities increased $27 million, Reinsurance increased $36 million, and Europe Corporate decreased $22 million.

Lifeco Corporate – For the third quarter, Lifeco Corporate net income was $2 million compared to a charge of $95 million in 2007 due to a $97 million after-tax provision for certain Canadian retirement plans in the third quarter of 2007.

For the nine months ended September 30, 2008, Lifeco Corporate net income was a charge of $11 million compared to a charge of $97 million in 2007 for the same reasons as the quarter.

Discontinued Operations – On April 1, 2008, Lifeco announced that its subsidiary GWL&A, completed the sale of its U.S. health care business. Accordingly, the operating results for this business for 2008 and 2007 are shown separately as discontinued operations.

Refer to each segment section for further detail.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products and proprietary mutual funds.

For the third quarter, total premiums and deposits were $5,046 million, a decrease of $8,513 million over the third quarter of 2007. Canada was up $109 million due to business growth. The United States decreased $8,576 million mainly due to the liquidation of Putnam's $12.3 billion institutional Prime Money Market Fund. Europe was down $46 million due primarily to lower sales of savings and pension products.

For the nine months ended September 30, 2008, total premiums and deposits were $53,240 million, an increase of $20,579 million over the same period in 2007. Canada was up $379 million, United States increased $9,945 million due to including deposits from Asset Management (Putnam) for nine months in 2008 compared to two months in 2007, and Europe was up $10,255 million due primarily to assumed business from the Standard Life transaction offset by lower sales of savings and pension products.

Refer to each segment section for further detail.

NET INVESTMENT INCOME

Net investment income

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	2008	2007	% Change
Investment income earned	**$ 1,526**	$ 1,388	10%	**$ 4,459**	$ 4,178	7%
Amortization of net realized and unrealized gains on real estate investments	**8**	19	-58%	**28**	56	-50%
(Provision)/recovery of credit losses	**(1)**	2	-	**1**	7	-
Other net realized gains/(losses)	**22**	11	100%	**98**	74	32%
Regular investment income	**1,555**	1,420	10%	**4,586**	4,315	6%
Investment expenses	**(16)**	(18)	-	**(47)**	(54)	-
Regular net investment income	**1,539**	1,402	10%	**4,539**	4,261	7%
Changes in fair value of held for trading assets	**(2,258)**	425	-	**(4,793)**	(1,919)	-
Net investment income	**$ (719)**	$ 1,827	-	**$ (254)**	$ 2,342	-

Net investment income for the three months ended September 30, 2008 decreased by $2,546 million compared to the same period last year. The year-over-year decrease in fair value of held for trading assets of $2,683 million and an increase in regular net investment income of $137 million account for the change. Regular net investment income increased due to investment income earned from the Standard Life transaction partly offset by lower amortization of net realized and unrealized gains on real estate investments. The changes in fair value of held for trading assets includes a charge for the impairment of assets.

For the nine months ended September 30, 2008, net investment income decreased by $2,596 million compared to the same period last year. The decrease reflects the year-over-year decrease in fair value of held for trading assets of $2,874 million partly offset by an increase in regular net investment income of $278 million. Regular net investment income increased due primarily to investment income earned from the Standard Life transaction partly offset by lower amortization of net realized and unrealized gains on real estate investments. The changes in fair value of held for trading assets includes a charge for the impairment of assets.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds and mutual funds, for which the Company earns investment management and other fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee and other income

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	2008	2007	% Change
Segregated funds, mutual funds and other	**$ 745**	$ 703	6%	**$ 2,279**	$ 1,744	31%
ASO contracts	**33**	32	3%	**102**	98	4%
	$ 778	$ 735	6%	**$ 2,381**	$ 1,842	29%

For the quarter, consolidated fee income and other income was $778 million, up 6% over the third quarter of 2007. Canada increased $8 million mainly due to a shift to higher fee generating funds offsetting a decline in investment fund assets. The United States increased $33 million primarily due to Asset Management (Putnam) fees included

for three months in 2008 compared to two months in 2007. Europe increased $2 million mainly due to additional fees earned on reinsurance treaties.

For the nine months ended September 30, 2008, consolidated fee income and other income was $2,381 million, up 29% compared to last year. Canada increased $41 million, the United States increased $520 million due to Asset Management (Putnam) fees included for nine months in 2008 compared to two months in 2007, and Europe decreased $22 million.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products. It also includes adjustments to actuarial liabilities for changes in fair value of certain invested assets backing those actuarial liabilities. This amount does not include benefit payment amounts for fee-based products (ASO contracts, segregated funds and mutual funds).

For the quarter, consolidated amounts paid or credited to policyholders were $2,173 million, a decrease of $2,285 million from the third quarter of 2007. Canada was down $1,364 million and the United States was down $378 million due to lower claims and decreases in the carrying value of invested assets backing actuarial liabilities. Europe decreased $543 million due to the U.K. payout annuities business and decreases in the carrying value of invested assets backing actuarial liabilities.

For the nine months ended September 30, 2008, consolidated amounts paid or credited to policyholders were $21,959 million, an increase of $9,677 million from 2007. Canada was down $486 million and the United States was down $429 million for the same reasons as the in quarter period. Europe was up $10,592 million due mainly to the Standard Life transaction.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets under administration

	September 30, 2008			
	Canada	**United States**	**Europe**	**Total**
Assets				
Invested assets	$ 44,832	$ 23,234	$ 30,534	$ 98,600
Assets of operations held for sale	-	-	-	-
Goodwill and intangible assets	4,957	3,738	1,720	10,415
Other assets	2,151	2,599	13,574	18,324
Total assets	51,940	29,571	45,828	127,339
Segregated funds net assets	42,180	16,853	22,883	81,916
Proprietary mutual funds net assets	2,379	144,786	-	147,165
Total assets under administration	$ 96,499	$ 191,210	$ 68,711	$ 356,420

	December 31, 2007			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 45,148	$ 23,045	$ 31,802	$ 99,995
Assets of operations held for sale	-	697	-	697
Goodwill and intangible assets	4,966	3,519	1,727	10,212
Other assets	2,363	2,439	2,488	7,290
Total assets	52,477	29,700	36,017	118,194
Segregated funds net assets	45,932	17,567	25,682	89,181
Proprietary mutual funds net assets	2,432	184,162	-	186,594
Total assets under administration	$ 100,841	$ 231,429	$ 61,699	$ 393,969

ASSETS

Total assets under administration at September 30, 2008 were $356.4 billion, a decrease of approximately $37.5 billion from December 31, 2007. General fund assets increased by $9.1 billion and other assets under administration decreased by $46.7 billion compared with December 31, 2007.

General fund assets increased in the Europe segment by $9.8 billion since December 31, 2007 primarily as a result of the Standard Life transaction which increased funds held by ceding insurers, included in other assets, by $12.5 billion. This increase was partly offset by a decrease in fair value of assets.

Goodwill and intangible assets have not changed materially since December 31, 2007.

Assets under administration decreased in the United States segment mainly due to a reduction in proprietary mutual fund assets reflecting the negative impact of market performance and negative net asset flows, and the Putnam Prime Money Market transaction.

LIABILITIES
Total liabilities have increased from $103.4 billion at December 31, 2007 to $111.1 billion at September 30, 2008.

Policy liabilities increased $9.4 billion. Of the $9.4 billion increase in policy liabilities, actuarial liabilities increased by approximately $9.2 billion, mainly due to the Standard Life transaction, which increased liabilities by $12.5 billion. These increases were partly offset by reductions due to changes in the fair value of assets backing actuarial liabilities since January 1, 2008.

Since December 31, 2007, the Company has repaid, in full, the $1,233 million and US$647 million balances on the Canadian and US dollar short term credit facilities. During the first quarter of 2008, the Company repaid C$235 million of the Canadian dollar drawings. On April 18, 2008, the Company repaid $730 million of the Canadian dollar drawings and US$345 million of the US dollar drawings. On June 26, 2008, the Company repaid the remaining C$268 million and US$302 million outstanding on the Canadian and US dollar short term credit facilities.

On March 26, 2008, a subsidiary of Putnam executed a US$200 million revolving credit facility with a Canadian chartered bank and drew US$80 million. The proceeds drawn on the revolving credit facility were used to repay in full a demand promissory note that had been issued on January 24, 2008. During the third quarter, the amount outstanding under the revolving credit facility increased to US$140 million at September 30, 2008.

Also, Putnam Acquisition Financing LLC paid down the US$500 million five year term facility to US$304 million on June 26, 2008.

On June 26, 2008 the Company issued $500 million of 7.127% Subordinated Debentures through an affiliated Delaware Limited Partnership, Great-West Lifeco Finance (Delaware) LP II ("GWLP II"). The subordinated debentures are due June 26, 2068 and bear an annual interest rate of 7.127% until June 26, 2018. After June 26, 2018, the subordinated debentures will bear a floating rate of interest equal to the three month bankers' acceptance rate plus 3.78%. Subject to a Replacement Capital Covenant, the subordinated debentures may be redeemed by GWLP II at the principal amount plus any accrued and unpaid interest after June 26, 2018.

All other liabilities decreased $306 million since December 31, 2007.

NON-CONTROLLING INTERESTS
Non-controlling interests include participating account surplus in subsidiaries and preferred shares issued by subsidiaries to third parties. Refer to note 13 to the 2007 Annual Consolidated Financial Statements.

SHARE CAPITAL AND SURPLUS
During the nine months ended September 30, 2008, no common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid. Under the Company's Stock Option Plan, 1,759,600 shares were issued for a total value of $24 million or $13.13 per share.

During the nine months ended September 30, 2008, the Company paid dividends of $0.8925 per common share for a total of $798 million and perpetual preferred share dividends of $42 million.

Unrealized foreign exchange gains on translation of foreign operations increased surplus by $326 million since December 31, 2007.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

LIQUIDITY

The Company's liquidity requirements are self-funded, with short term obligations being met by generating internal funds and maintaining adequate levels of liquid investments. At September 30, 2008, Lifeco held cash and liquid short term investments of $4.2 billion and, in addition, Lifeco and its operating subsidiaries held Canada and United States and foreign government bonds of $12.4 billion. Lifeco also maintains a $200 million committed line of credit with a Canadian chartered bank.

Liquid assets and other marketable securities	
As at September 30, 2008 (C$ Billions)	
Liquid assets	
Cash & certificates of deposit	$ 3.3
Government bonds (short term)	0.9
Government bonds (Federal)	12.4
Total liquid assets	16.6
Other marketable securities	
Government bonds (provincial)	4.4
Government bonds (municipal)	1.3
Corporate bonds (public short terms)	0.7
Corporate bonds (public LT-BBB or higher)	28.6
Common/Preferred shares (public)	5.1
Residential mortgages - insured	4.4
Total	$ 61.1

For further information refer to the 2007 Annual MD&A.

CASH FLOWS

Cash flows	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Cash flows relating to the following activities:				
Operations	**$ 725**	$ 977	**$ 2,432**	$ 2,429
Financing	**(234)**	2,098	**(2,287)**	2,724
Investment	**(310)**	(4,115)	**(514)**	(4,962)
	181	(1,040)	**(369)**	191
Effects of changes in exchange rates on cash and cash equivalents	**(115)**	(115)	**26**	(297)
Increase (decrease) in cash and cash equivalents in the period	**66**	(1,155)	**(343)**	(106)
Cash and cash equivalents from continuing and discontinued operations, beginning of period	**3,267**	4,132	**3,676**	3,083
Cash and cash equivalents from discontinued operations, end of period	**-**	(20)	**-**	(20)
Cash and cash equivalents from continuing operations, end of period	**$ 3,333**	$ 2,957	**$ 3,333**	$ 2,957

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements. Financing activities include the issuance and repayment of capital instruments, and associated dividend payments.

In the quarter, cash and cash equivalents increased $66 million from June 30, 2008. For the three months ended September 30, 2008, cash flows provided by operations decreased $252 million compared to 2007. Cash flows in the third quarter of 2008 were used by the Company to acquire an additional $310 million of investment assets supporting the Company's policy liabilities. The Company utilized $289 million of cash to pay dividends and increased net debt by $55 million. The strengthening of the Canadian dollar against the British pound and euro since June 30, 2008 decreased reported cash and cash equivalents by $115 million.

For the nine months ended September 30, 2008, cash and cash equivalents decreased by $343 million from December 31, 2007. For the nine months cash flows provided by operations increased $3 million compared to 2007. In 2008, cash flows were used by the Company to acquire an additional $1,858 million of investment assets supporting the Company's policy liabilities, offset by cash received from the sale of the health care business of $1,344 million. The Company utilized $840 million of cash to pay dividends and repaid $1,447 million in net debt. The weakening of the Canadian dollar since December 31, 2007 increased reported cash and cash equivalents by $26 million.

COMMITMENTS/CONTRACTUAL OBLIGATIONS

Commitments/contractual obligations have not changed materially from December 31, 2007. For further information refer to the 2007 Annual MD&A.

CAPITAL MANAGEMENT AND ADEQUACY

In Canada, the Office of the Superintendent of Financial Institutions ("OSFI") has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements ("MCCSR"). MCCSR remained at the upper end of the Company's target operating range at September 30, 2008. Great-West Life's MCCSR ratio at September 30, 2008 was 203% (205% at December 31, 2007). London Life's MCCSR ratio at September 30, 2008 was 235% (234% at December 31, 2007). Canada Life's MCCSR ratio at September 30, 2008 was 213% (226% at December 31, 2007).

GWL&A's RBC ratio was 586% at December 31, 2007, and at September 30, 2008 is estimated to be well in excess of that required by the National Association of Insurance Commissioners.

RATINGS

The Company and its major operating subsidiaries continue to hold strong ratings. On May 16, 2008, Dominion Bond Rating Service confirmed the ratings of the Company and its affiliated operating subsidiaries with stable trends. The rating of Lifeco's senior debt was removed from "Under Review with Developing Implications".

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				AA-	

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage such risks, are discussed in detail in the 2007 Annual MD&A.

During the quarter the Company utilized new forms of risk mitigation to provide long-term annuitant mortality exposure management on an in-force block of payout annuity business representing $2.8 billion of actuarial liabilities. These agreements involve the Company making fixed future payments to financial institutions who in turn agree to pay the actual required annuity payments to the Company over the term of these contracts.

There were no major changes to the Company's and its subsidiaries' policies and procedures with respect to the use of derivative financial instruments in 2008. During the nine month period ended September 30, 2008, the outstanding notional amount of derivative financial contracts decreased by $412 million. The exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position, decreased to $694 million at September 30, 2008 from $973 million at December 31, 2007. For an overview of the use of derivative financial instruments, refer to the 2007 Annual MD&A and to note 21 to the 2007 Consolidated Financial Statements.

ACCOUNTING POLICIES

CAPITAL DISCLOSURES

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, *Capital Disclosures.* The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

FINANCIAL INSTRUMENT DISCLOSURE AND PRESENTATION

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation.* These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation.* Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

In accordance with the new disclosure standards, the Company has enhanced such disclosures. Refer to note 5 to the interim financial statements.

FUTURE ACCOUNTING POLICIES

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Although the CICA will permit early adoption of IFRS, Federally Regulated Financial Institutions have been precluded from early adoption by OSFI. The Company will be required to begin reporting under IFRS for the quarter ending March 31, 2011 and will be required to prepare an opening balance sheet and provide information that conforms to IFRS for comparative periods presented.

The Company has developed an IFRS changeover plan which will address key areas such as accounting policies, financial reporting, disclosure controls and procedures, information systems, education and training and other business activities. The Company, as part of the changeover plan, is currently identifying differences in accounting policies on an ongoing basis and with respect to certain choices to effect conversion in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. As the implications of the conversion are identified, continual requirements for infrastructure, expertise, training and education are assessed.

The Company will continue to assess the impact of adopting IFRS, and will update its MD&A disclosures quarterly to report on the progress of its IFRS changeover plan.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life, GWL&A and Putnam.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

Selected consolidated financial information - Canada

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 3,985**	$ 3,876	3%	**$ 13,213**	$ 12,834	3%
Sales	**1,723**	2,038	-15%	**6,148**	7,072	-13%
Fee and other income	**262**	254	3%	**804**	763	5%
Net income - common shareholders	**251**	245	2%	**775**	727	7%
Total assets				**$ 51,940**	$ 51,972	-
Segregated funds net assets				**42,180**	46,975	-10%
Proprietary mutual funds net assets				**2,379**	2,362	1%
Total assets under administration				**$ 96,499**	$ 101,309	-5%

In the quarter, the Company, in its accounting for actuarial liabilities, reflected the impact of expected changes in Canadian tax law in connection with fair value accounting. The impact in the quarter was an increase in shareholder net income of $50 million; $45 million in IIIP and $5 million in Group Insurance, as a result of changes in the tax-related estimates within actuarial liabilities, and in the provision for income taxes.

Also in the quarter, the Company, in the shareholder account, recorded asset impairment charges of $96 million after-tax. This resulted in a reduction in net income attributable to common shareholders in the Canada segment of $10 million in IIIP, $1 million in Group Insurance and $1 million in Canada Corporate.

BUSINESS UNITS – CANADA

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

2008 DEVELOPMENTS

- Net asset flows (excluding money market funds) into retail investment funds were 2% of opening assets for the first nine months of 2008, exceeding the -0.4% reported by the Investment Fund Institute of Canada ("IFIC").
- New term life insurance plans with lower rates, lower cost of insurance rates for certain universal life segments and increased policyholder dividends for London Life and Great-West Life participating policies were introduced to the life insurance product portfolio to improve client value and competitiveness.
- Group Retirement Services ("GRS") launched the *Member Investment Selection Service*, a new investment advice service that gives plan members access to advice on their group retirement plan investment options. It

also addresses the key issues most plan sponsors face when providing investment advice to their plan members and backs the advice with a written agreement.

- Fidelity Investments Canada ULC has agreed to transition its Canadian group retirement business to Great-West Life. It represents about 100 plan sponsors, 470 group retirement plans, 95,000 members and $2.2 billion in assets under administration. This is the equivalent of 3 years of sales activity and grows our asset base in capital accumulation plans by approximately 10%. The assets will transition to Great-West Life in 2009.

OPERATING RESULTS

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 2,380**	$ 2,510	-5%	**$ 8,396**	$ 8,667	-3%
Sales	**1,609**	1,932	-17%	**5,775**	6,745	-14%
Fee and other income	**216**	213	1%	**658**	633	4%
Net income	**182**	147	24%	**553**	468	18%

Premiums and deposits

In quarter
Individual Life premiums increased 8% to $668 million and Living Benefits premiums of $67 million were 3% higher than in 2007.

Market volatility contributed to a 16% decrease in total deposits made to individual proprietary investment funds versus 2007. Instead, retail clients turned to guaranteed investments leading to an increase in guaranteed interest deposits of more than 3% over 2007. Individual payout annuity premiums decreased 10% as a result of pricing changes aimed at focusing sales in targeted segments of the market.

GRS premiums and deposits decreased by 3% due to a decline in group payout annuity premiums from a slow down in the market. This decrease was partly offset by 5% growth in deposits to group capital accumulation plans ("GCAP").

Nine months
Individual Life premiums increased 8% to $2,009 million from 2007, reflecting both continued strong persistency and sales. Living Benefits premiums of $199 million were 4% higher than in 2007.

Individual proprietary investment funds deposits decreased 11%, guaranteed interest deposits increased 13% and individual payout annuity premiums declined 29% over the first nine months of 2007 for the same reasons as the in quarter period.

GRS premiums and deposits were flat to last year with deposits to GCAP growing by 8% due to $291 million of assets transferred from our securities administration services into insurance products. The GCAP growth was offset by a 38% decline in deposits to investment only plans and a 36% decline in premiums to group payout annuities. Both of these product lines depend on a smaller number of large transactions and therefore results can vary significantly each period.

Sales

In quarter
Individual Life sales of $62 million were up 11% from the third quarter of 2007 driven by strong participating and term life sales growth.

Market volatility contributed to a decrease in sales of proprietary retail investment funds of 19%. However, net asset flows (excluding money market funds) of -0.1% for segregated funds and 2.2% for mutual funds as a percentage of opening assets compares favourably with the mutual fund industry result of -0.3% as reported by IFIC.

GRS sales declined by 22% compared to 2007 with a 56% increase in annualized cash flows from new GCAP plans offset by a 26% decrease in lump sum transfers to GCAP business, a 9% decrease in sales of investment only plans and a 72% decrease in sales of group payout annuities. GRS sales are generated by a relatively small number of large cases compared with retail business, so sales results can vary significantly from quarter to quarter.

Nine months
Individual Life sales of $181 million were 10% higher than 2007 driven by strong participating and term life sales growth. Living Benefits sales were up 6% to $33 million.

Sales of proprietary retail investment funds declined by 12% compared to the first nine months of 2007 for the same reasons as the in quarter period. However, net asset flows (excluding money market funds) of 1.2% for segregated funds and 9.2% for mutual funds as a percentage of opening assets compares favourably with the mutual fund industry result of -0.4% as reported by IFIC.

GRS sales declined by 28% compared to the same period of 2007 with a 7% increase in annualized cash flows from new GCAP plans offset by declines in GCAP lump sum transfers of 22%, investment only plan sales of 36% and payout annuity sales of 37%. Activity in the group retirement market has been slow this year as volatile markets and other economic factors have made plan sponsors reluctant to make changes to their plans.

Fee and other income

In quarter
Individual Retirement and Investment Services ("IRIS") and GRS fee income totaled $216 million, an increase of 2% over last year for IRIS and a decrease of 1% for GRS. For IRIS, the increase was due to a shift to higher than average fee generating funds which offset the decline in average investment fund assets. The drop in GRS fee income reflects a decrease in fee generating assets under management. While the overall decrease in these assets was 10%, partly due to the exit from the securities business, the decrease in higher fee generating core GCAP assets was less than 2%.

Nine months
IRIS and GRS fee income totaled $658 million, an increase of approximately 4.5% over last year for IRIS and 2.5% for GRS. For IRIS, the increase was due to average segregated fund asset growth of 1.5% and a shift to higher than average fee generating funds. GRS had an overall increase in basic fees with assets from higher fee bearing GCAP insurance products showing growth of 0.5%. This growth exceeded the drop in fees from the smaller portfolio of investment only and securities administration services, which experienced a decrease in asset values. GRS also had increased fees from real estate management and a performance bonus related to management of a fund for a large client.

Net income

In quarter
Net income attributable to common shareholders for the third quarter of 2008 was $182 million compared to $147 million in 2007. The increase is principally the result of growth in morbidity gains and Life expense gains, updated future tax estimates relating to the Department of Finance proposal to amend tax legislation in connection with fair value accounting, higher basis change releases and greater asset/liability matching gains partially offset by an asset impairment charge, a decrease in the value of Universal Life spreads, lower segregated fund fee income and lower realized gains on the sale of investment assets.

Net income attributable to the participating account was $2 million in 2008 compared to $27 million in 2007.

Nine months
Net income attributable to common shareholders for the first nine months of 2008 was $553 million compared to $468 million in 2007 for the same reasons as the in quarter period.

Net income attributable to the participating account was $38 million in 2008 compared to $76 million in 2007.

GROUP INSURANCE

2008 DEVELOPMENTS

- Net income to shareholders for the nine month period increased 5% to $295 million.
- Overall sales results for nine months grew by 14% reflecting significant growth in large case market.

OPERATING RESULTS

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 1,605**	$ 1,366	17%	**$ 4,817**	$ 4,167	16%
Sales	**114**	106	8%	**373**	327	14%
Fee and other income	**35**	32	9%	**107**	98	9%
Net income	**104**	102	2%	**295**	281	5%

Premiums and deposits

In quarter
Total net premiums and deposits were $1,605 million, which is 17% higher than 2007. Excluding the impact of $110 million of premiums ceded in 2007 under a bulk reinsurance agreement, premiums and deposits increased 9%. Both small/mid-size and large size case premiums and deposits increased by 9%.

Nine months
Total net premiums and deposits were $4,817 million which is 16% higher than 2007. Excluding the impact of $322 million of premiums ceded in 2007 under a bulk reinsurance agreement, premium and deposits increased 7%. Small/mid-size case premiums and deposits increased by 8%, large case premiums and deposits increased by 7%, despite a large single premium sale for $32 million in 2007 which was not repeated in 2008.

Sales

In quarter
Overall sales results were up 8% compared to 2007. The large case market in the quarter included two large sales for $19 million, compared to one large sale of $15 million in 2007. Small/mid-size case sales decreased mainly due to a lower number of new sales. Creditor/direct marketing sales increased due to one large sale in 2008 for $15 million, and no large sale in 2007.

Nine months
Overall sales results were up 14% compared to 2007 due to an increase in the large case market primarily as a result of a higher number of new sales. Sales in 2008 include $80 million in large case sales compared to $73 million in 2007.

Fee and other income

Fee and other income is derived primarily from ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

In quarter

Fee and other income was up 9% mainly due to higher claims volumes.

Nine months

Fee and other income was up 9% for the same reason as the in quarter period.

Net income

In quarter

Net income attributable to common shareholders was $104 million, an increase of $2 million over 2007.

The results reflect improved group health experience in the medical, drugs, and dental sublines and improved expense margins. These increases were partly offset by a decrease in group health experience on long term disability cases, particularly in the mid-size market and a decrease in group life mortality experience mainly due to actuarial reserve basis changes.

Nine months

Net income attributable to common shareholders was $295 million, an increase of 5% compared to 2007.

The results reflect improved group health experience in the medical, drugs, and dental sublines and improved expense margins. These increases were partly offset by a decrease in group health experience on long term disability cases, particularly in the mid-size market.

CANADA CORPORATE

Canada Corporate consists of items not associated directly with, or allocated to the Canadian business units.

Net Income

In quarter

Net income in the quarter was a charge of $35 million compared to a charge of $4 million in 2007. The decrease in earnings includes a $14 million year over year decrease in the mark to market adjustment in connection with two series of Lifeco Preferred Shares, Series D and Series E. The decrease in mark to market adjustment resulted in a decrease in earnings. The decrease also reflects lower income on capital due to lower asset fair values, and lower tax benefits.

Nine months

Net income for the nine months of 2008 was a charge of $73 million compared to a charge of $22 million in 2007 for the same reasons as the in quarter period.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A, and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results. Commencing August 3, 2007, the results also include Putnam.

Selected consolidated financial information - United States

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ (1,624)**	$ 6,952	-	**$ 19,636**	$ 9,691	-
Sales	**(17)**	7,308	-	**26,452**	10,100	-
Fee and other income	**353**	320	10%	**1,107**	587	89%
Net income - continuing operations - common shareholders	**43**	100	-57%	**345**	268	29%
Net income - continuing operations - common shareholders (US$)	**41**	95	-57%	**342**	243	41%
Total assets				**$ 29,571**	$ 30,071	-2%
Segregated funds net assets				**16,853**	17,793	-5%
Mutual funds net assets				**144,786**	191,064	-24%
Total assets under administration				**$ 191,210**	$ 238,928	-20%

Net income - common shareholders
(Cdn $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Continuing operations - adjusted	**$ 43**	$ 100	-57%	**$ 227**	$ 268	-15%
Discontinued operations - adjusted	**-**	50	-	**43**	160	-73%
Total - adjusted	**43**	150	-71%	**270**	428	-37%
Discontinued - gain on sale	**-**	-	-	**649**	-	-
Other adjustments	**-**	-	-	**118**	-	-
Total adjustments	**-**	-	-	**767**	-	-
Total	**$ 43**	$ 150	-71%	**$ 1,037**	$ 428	-

2008 DEVELOPMENTS

- Net income from continuing operations before non-recurring items in the quarter was US$41 million ($43 million) which is 57% lower than last year, and US$224 million ($227 million) for the nine month period or 8% lower than 2007.
- A gain of US$118 million was realized in the first quarter of 2008 related to a gain of US$176 million in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies, offset by strengthening of policy reserves associated with the additional overhead Financial Services will bear related to the sale of Healthcare of US$58 million after-tax.
- The Company recorded a loss of US$28 million net of tax in the third quarter of 2008 related to asset impairment charges.

- On September 24, 2008, Putnam issued a news release announcing that it had entered into a transaction with Federated Investors, Inc. that would result in the liquidation of Putnam's US$12.3 billion institutional Prime Money Market Fund. Under this transaction, shareholders of the Putnam Prime Money Market Fund would receive shares of the Federated Prime Obligations Fund on a $1-per-share for $1-per-share basis.
- On October 1, 2008, Putnam issued a news release announcing that it will participate in the Money Market Guaranty Program recently introduced by the U.S. Treasury. Participation in this program will provide shareholders of Putnam's retail money market funds with protection against the net asset value of the funds falling below $0.995 per share.

SALE OF HEALTHCARE TO CIGNA

On April 1, 2008, Lifeco announced that GWL&A had completed the sale of its health care insurance business, Great-West Healthcare, to a subsidiary of CIGNA Corporation. As part of the transaction, GWL&A has received consideration of US$1.5 billion in gross proceeds, and approximately US$750 million, representing the amount of equity invested in the health care business, was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan. (Refer to Liabilities section.)

The business remaining with GWL&A has been transferred to Financial Services Individual Markets. As required by generally accepted accounting principles, the statements of income and balance sheets of these business activities that have been disposed of are presented as discontinued operations for all periods in the consolidated financial statements.

The Company recorded a non-recurring gain on sale on the transaction of US$630 million or $649 million net of tax.

BUSINESS UNITS – UNITED STATES

FINANCIAL SERVICES

OPERATING RESULTS

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 1,107**	$ 1,151	-4%	**$ 3,853**	$ 3,890	-1%
Sales	**2,714**	1,507	80%	**10,669**	4,299	-
Fee and other income	**106**	113	-6%	**323**	377	-14%
Net income	**65**	80	-19%	**227**	249	-9%
Premiums and deposits (US$)	**$ 1,064**	$ 1,097	-3%	**$ 3,800**	$ 3,506	8%
Sales (US$)	**2,609**	1,435	82%	**10,553**	3,908	-
Fee and other income (US$)	**102**	107	-5%	**318**	340	-6%
Net income (US$)	**62**	76	-18%	**223**	225	-1%

The income statement of Financial Services was restated for 2007 to reflect the impact of the discontinued operations (Healthcare). Indirect corporate overhead expenses were reallocated to Financial Services. The Company also retained one large group life policy that is now included in Financial Services. The table below provides the impact on premiums and deposits and net income as it relates to the impact of the transferred policy to Financial Services as well as increased expenses due to overhead.

	For the three months ended September 30, 2007	For the nine months ended September 30, 2007
Premiums and deposits	$ 73	$ 169
Net income	(4)	(11)
Premiums and deposits (US$)	$ 69	$ 153
Net income (US$)	(4)	(10)

Premiums and deposits

In quarter
Premiums and deposits for the third quarter of 2008 were US$1,064 million, a decrease of US$33 million compared to the same period in 2007. Premiums and deposits in Retirement Services decreased 4% primarily due to a year over year drop in average U.S. equity market levels.

Nine months
Premiums and deposits were US$3,800 million, an increase of 8% over the same period in 2007. Retirement Services premiums and deposits increased 15% related to transfers from the retail investment options to general account and segregated fund investment options and a large plan sale contributing US$70 million. Premiums and deposits in Individual Markets decreased 7% primarily due to lower business-owned life insurance (BOLI) and annuity sales compared to 2007.

Sales

In quarter
Sales for the third quarter of 2008 were US$2,609 million, an increase of US1,174 million compared to 2007. The increase is primarily in Retirement Services unwrapped sales with the addition of 261 Corporate 401(k) plans which accounted for US$900 million in single premium sales.

Nine months
Sales for the nine months ended September 30, 2008 totaled US$10,553 million, an increase of US6,645 million compared to 2007. The increase is primarily in Retirement Services as a result of the Commonwealth of Massachusetts deferred compensation plan sale, which includes the conversion of 290 thousand customer accounts and a large rollover of US$4.4 billion, as well as the addition of 261 Corporate 401(k) plans in the third quarter of 2008 which accounted for US$900 million in single premium sales.

Fee and other income

In quarter
Fee income for the third quarter of 2008 decreased US$5 million or 5% compared to the same period in 2007. The decrease is mainly due to a year-over-year drop in average U.S. equity market levels.

Nine months
Fee income for the nine months ended September 30, 2008 decreased US$22 million or 6% compared to the same period in 2007. The decrease is due to the Individual Markets business line, which recorded one time fees earned in 2007 that were not repeated in 2008, as well as a year-over-year drop in average U.S. equity market levels.

Net income

In quarter

Net income for the third quarter of 2008 decreased US$14 million primarily due to a US$28 million after-tax charge for asset impairment, which was partially offset by the recognition of benefits in connection with prior year income taxes.

Nine months

Net income for the nine months ended September 30, 2008 decreased US$2 million or 1% compared to the same period in 2007 due to a charge for asset impairment in the third quarter of 2008, partly offset by positive investment margins and favourable income taxes including the recognition of benefits in connection with prior year income taxes.

ASSET MANAGEMENT

Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors. Revenue is largely derived from the value and composition of assets under management, which includes U.S. and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenues and results of operations.

OPERATING RESULTS

	For the three months ended Sept. 30 2008	Aug. 3 to Sept. 30 2007 (1)	% Change	For the nine months ended Sept. 30 2008	Aug. 3 to Sept. 30 2007 (1)	% Change
Premiums and deposits	**$ (2,731)**	$ 5,801	-	**$ 15,783**	$ 5,801	-
Fee and other income						
Investment management fees	**178**	148	-	**561**	148	-
Service fees	**53**	41	-	**166**	41	-
Underwriting and distribution fees	**14**	16	-	**51**	16	-
Other	**1**	1	-	**2**	1	-
Fee and other income	**246**	206	-	**780**	206	-
Net income	**(23)**	16	-	**(5)**	16	-
Premiums and deposits (US$)	**$ (2,626)**	$ 5,525	-	**$ 15,790**	$ 5,525	-
Fee and other income						
Investment management fees (US$)	**172**	140	-	**553**	140	-
Service fees (US$)	**51**	39	-	**163**	39	-
Underwriting and distribution fees (US$)	**13**	16	-	**50**	16	-
Other	**1**	1	-	**2**	1	-
Fee and other income (US$)	**237**	196	-	**768**	196	-
Net income (US$)	**(22)**	15	-	**(4)**	15	-

(1) The 2007 comparative amounts include Putnam results since August 3, 2007.

Premiums and deposits
Asset Management premiums and deposits includes deposits from gross sales of long term assets and net sales of prime money market assets.

In quarter
Premiums and deposits for the third quarter of 2008 were US$(2,626) million due to the liquidation of the institutional Putnam Prime Money Market Fund.

Nine months
Premiums and deposits for the nine months ended September 30, 2008 were US$15,790 million.

Fee and other income
Revenue is derived primarily from investment management fees, transfer agency and other shareholder service fees and underwriting and distribution fees. Generally, fees are earned based on average assets under management, and may depend on financial markets, the relative performance of Putnam's investment products, the number of retail shareholder accounts or sales.

In quarter
Fee and other income for the third quarter of 2008 was US$237 million, compared to US$196 million for the two months in 2007.

Nine months
Fee and other income was US$768 million.

Net income

In quarter
Putnam incurred a loss of US$22 million, net of financing expenses, during the third quarter of 2008. This loss is primarily a result of unfavourable market conditions and a US$18 million after-tax charge related to the Putnam Prime Money Market transaction.

Nine months
Putnam incurred a loss of US$4 million, net of financing expenses including a US$18 million charge related to the Putnam Prime Money Market transaction, for the nine months ended September 30, 2008.

Assets under management

Assets under management
US $ millions

	For the three months ended Sept. 30 2008	Aug. 3 to Sept. 30 2007	% Change	For the nine months ended Sept. 30 2008	Aug. 3 to Sept. 30 2007	% Change
Beginning assets	**$ 166,436**	$ 186,960	-11%	**$ 186,022**	$ 186,960	-1%
Sales (1)	**7,341**	4,174	-	**23,298**	4,174	-
Redemptions	**(10,670)**	(5,468)	-	**(33,011)**	(5,468)	-
Net asset flows	**(3,329)**	(1,294)	-	**(9,713)**	(1,294)	-
Impact of market/performance	**(16,549)**	4,047	-	**(32,210)**	4,047	-
Prime money market - net sales (1)	**(9,967)**	1,351	-	**(7,508)**	1,351	-
Ending assets	**$ 136,591**	$ 191,064	-29%	**$ 136,591**	$ 191,064	-29%
Average assets under management	**$ 160,248**	$ 186,069	-14%	**$ 169,156**	$ 186,069	-9%

(1) Includes dividends reinvested

Average assets under management for the nine-month period ended September 30, 2008 were US$169.2 billion, as follows: Mutual funds US$99.8 billion AUM and institutional accounts US$69.4 billion AUM.

The decrease in assets under management from December 31, 2007 to September 30, 2008 of US$49.4 billion is due to the negative impact of market/performance of $US32.2 billion, net redemptions of US$4.9 billion, and liquidation of the Prime Money Market Fund of US$12.3 billion.

PRO-FORMA PUTNAM ASSETS UNDER MANAGEMENT

The Company's results include Putnam only from the August 3, 2007 date of acquisition. Accordingly, AUM for the three months and nine months ended September 30, 2007 are presented here on a pro-forma basis to provide a more informative analysis of Putnam's assets under management.

Pro-forma assets under management
US $ millions

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Beginning assets	**$ 166,436**	$ 192,830	-14%	**$ 186,022**	$ 192,069	-3%
Sales (1)	**7,341**	6,306	16%	**23,298**	22,322	4%
Redemptions	**(10,670)**	(8,865)	-	**(33,011)**	(32,040)	-
Net asset flows	**(3,329)**	(2,559)	-	**(9,713)**	(9,718)	-
Impact of market/performance	**(16,549)**	(800)	-	**(32,210)**	9,095	-
Prime money market - net sales (1)	**(9,967)**	1,593	-	**(7,508)**	(382)	-
Ending assets	**$ 136,591**	$ 191,064	-29%	**$ 136,591**	$ 191,064	-29%
Average assets under management	**$ 160,248**	$ 188,530	-15%	**$ 169,156**	$ 190,467	-11%

(1) Includes dividends reinvested

In quarter
Average assets under management for the quarter were US$160.2 billion, a decrease of US$28.3 billion from the same period of 2007. Assets under management were US$136.6 billion at September 30, 2008, compared with US$191.1 billion at September 30, 2007 and US$186.0 billion at December 31, 2007.

The decrease in assets under management from September 30, 2007 to September 30, 2008 of US$54.5 billion resulted primarily from the negative impact of market/performance and net redemptions, including the liquidation of the Prime Money Market Fund.

Nine months
Average assets under management for the nine months ended September 30, 2008 were US$169.2 billion, a decrease of US$21.3 billion from 2007 for the same reasons as the in quarter.

UNITED STATES CORPORATE

Net Income

In quarter
Net income for the third quarter was US$1 million compared to US$4 million for the same period of 2007, primarily due to tax benefits in 2007 which did not recur in 2008.

Nine months
Net income was US$123 million compared to US$3 million for the same period of 2007. There were two non-recurring items that occurred in the first quarter of 2008. The first item is a gain of US$176 million in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of participating policies. The second item is a US$58 million after-tax charge from the strengthening of policy reserves associated with the additional overhead Financial Services will bear related to the sale of the Healthcare business.

DISCONTINUED OPERATIONS ("HEALTHCARE")

On April 1, 2008 GWL&A completed the sale of its health care business, Great-West Healthcare. As part of the transaction, GWL&A received consideration of US$1.5 billion in gross proceeds, and approximately US$750 million, representing the amount of equity invested in the health care business, was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan. (Refer to Liabilities section.)

As a result of the sale a gain of US$995 million (US$630 million after-tax) was recorded in net income from discontinued operations on the Summary of Consolidated Operations. The gain is net of a charge of US$320 million (US$203 million after-tax) as a result of costs associated with the sale.

In accordance with the CICA Handbook, the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company. Net income from discontinued operations, excluding the gain on sale of Healthcare, was US$43 million. This reflects only the earnings from the first quarter of 2008, compared to US$145 million for the nine months ended September 30, 2007.

EUROPE

Selected consolidated financial information - Europe

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 2,685**	$ 2,731	-2%	**$ 20,391**	$ 10,136	101%
Sales - Insurance & Annuities	**1,386**	1,604	-14%	**3,655**	5,029	-27%
Fee and other income	**163**	161	1%	**470**	492	-4%
Net income - common shareholders	**140**	161	-13%	**502**	461	9%
Total assets				**$ 45,828**	$ 36,553	25%
Segregated funds net assets				**22,883**	26,070	-12%
Total assets under administration				**$ 68,711**	$ 62,623	10%

2008 DEVELOPMENTS

- Shareholder net income for the nine month period was $502 million, an increase of $41 million from 2007.
- Included in net income in the current quarter are asset impairment charges of $54 million after-tax.
- Insurance & Annuities sales decreased by $218 million or 14% from the third quarter of 2007 and by $1,374 million compared to the nine months ended September 30, 2007.

STANDARD LIFE TRANSACTION

On February 14, 2008, CLIRe, an indirect wholly-owned Irish reinsurance subsidiary of the Company, signed an agreement with Standard Life, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction, at the date of signing, resulted in revenue premiums of $12.5 billion with corresponding increases in paid or credited to policyholders, policyholder liabilities and funds held by ceding issuers. The Standard Life transaction, while undertaken by the Company's Reinsurance division, affects the net income reported by both the Reinsurance division and the Insurance & Annuities division as a result of investment management and other services provided to CLIRe by U.K. based affiliates.

BUSINESS UNITS – EUROPE

The paragraphs below refer to currency movement, which reflects the strengthening of the Canadian dollar against the British pound and the US dollar partly offset by the strengthening of the euro against the Canadian dollar in 2008 compared to 2007. Net income was negatively impacted by $46 million compared to the nine month period in 2007 as a result of currency movement. On a constant currency basis, net income attributable to common shareholders increased 19% over 2007.

INSURANCE & ANNUITIES

OPERATING RESULTS

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 1,743**	$ 2,043	-15%	**$ 5,034**	$ 6,451	-22%
Sales	**1,386**	1,604	-14%	**3,655**	5,029	-27%
Fee and other income	**157**	158	-1%	**455**	485	-6%
Net income	**101**	120	-16%	**391**	364	7%

Premiums and deposits

In quarter
Premiums and deposits decreased by $300 million compared to the third quarter of 2007. The decrease is driven by lower sales in the Isle of Man and Ireland, particularly in savings and pension products, and unfavourable currency movement, partially offset by higher sales in U.K. savings products. In addition, the company ceded premiums on new financial arrangements entered into to provide annuitant mortality exposure management.

Nine months
Premiums and deposits decreased by $1,417 million or 22% compared to the nine months ended September 30, 2007. The decrease is driven by lower sales in the Isle of Man and Ireland, particularly in savings and pension products, and unfavourable currency movement.

Sales

In quarter
Sales decreased by $218 million compared to the third quarter of 2007. The decrease is primarily due to lower sales in the Isle of Man and Ireland, particularly in savings and pension products, largely reflecting the continuing effect of financial market volatility, as well as unfavourable currency movement, partially offset by increased sales of savings products in the U.K.

Nine months
Sales decreased by $1,374 million compared to the nine months ended September 30, 2007. The decrease is primarily due to lower sales in the Isle of Man, Ireland and Germany, particularly in savings and pension products, largely reflecting the continuing effect of financial market volatility as well as unfavourable currency movement.

Fee and other income

In quarter
Fee and other income decreased by $1 million compared to the third quarter of 2007, due to decreases in Germany and Ireland, partially offset by favourable currency movement. Fee income in Germany was higher in the third quarter of 2007 due to fees associated with a sales surge on products that generated higher related fees up to and including that quarter. Fee income was lower in Ireland due to lower business levels and lower average equity market levels.

Nine months
Fee and other income decreased by $30 million compared to the nine months ended September 30, 2007. The reasons for the decrease in the nine month period for Germany and Ireland are the same as for the in quarter

period. Fee income in the U.K. and Isle of Man decreased due to currency movement, partially offset by higher fees earned on higher assets under management earlier in the year.

Net income

In quarter
Net income attributable to common shareholders decreased $19 million to $101 million for the in quarter period. The decrease was primarily due to a charge for asset impairments of $48 million after-tax during the quarter. Excluding the asset impairment charge, earnings would have increased $29 million or 24% during the quarter driven by experience gains, particularly in the U.K. group protection and payout annuity businesses and higher investment gains, partly offset by lower results of the wealth management businesses in Ireland and the U.K. due to lower sales and lower average equity market levels.

Nine months
Net income attributable to common shareholders increased $27 million to $391 million for the nine month period. Excluding asset impairment charges of $48 million after-tax and unfavourable currency movement impact of $35 million, net income would have been up $110 million or 30%. The results were driven by experience gains, particularly in the U.K. group protection and payout annuity businesses and higher investment gains. The increase was partly offset by lower contribution from the Ireland and U.K. wealth management businesses and strengthening of actuarial reserves. In addition to the specific asset impairment charges recorded this quarter, the Company had increased its actuarial credit provisions in the previous quarter as a result of a deterioration in the credit environment. This included downgrades in credit ratings assigned to financial guarantors that have provided guarantees in connection with certain investments held by the Company. The impact of this increase in provisions was more than offset by favourable investment trading experience.

REINSURANCE

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 942**	$ 688	37%	**$ 15,357**	$ 3,685	-
Fee and other income	**6**	3	100%	**15**	7	114%
Net income	**47**	31	52%	**128**	92	39%

Premiums and deposits

In quarter
Premiums and deposits for the Reinsurance business were $942 million, an increase of $254 million from the third quarter of 2007. The increase is due to new business volumes and the commutation of certain structured life contracts in 2008.

Nine months
Premiums and deposits increased by $11,672 million from the nine months ended September 30, 2007. The increase is primarily driven by assumed business from the Standard Life transaction, new business and commutation of structured life contracts in 2008 partly offset by unfavourable currency movement. The 2007 premium results also included the commutation of structured life contracts.

Fee and other income

In quarter
Fee and other income increased by $3 million compared to the third quarter of 2007. The increase is due to additional fees earned on reinsurance treaties.

Nine months
Fee and other income increased by $8 million for the nine month period for the same reasons as for the in quarter period.

Net income

In quarter
Net income was $47 million, an increase of $16 million from the third quarter of 2007. The results include asset impairment charges of $6 million after-tax. Excluding the asset impairment charges, net income would have increased $22 million or 71%. The increase is primarily driven by morbidity experience and the contribution from the Standard Life transaction.

Nine months
Net income for the nine month period was $128 million, an increase of $36 million from the prior year. Excluding asset impairment charges of $6 million after-tax and unfavourable currency movement impact of $10 million, net income would have increased $52 million or 57%. The increase in income is due to improved mortality and morbidity experience, higher investment gains, the impact of the Standard Life transaction, and higher commutation gains, partially offset by unfavourable lapse experience in traditional life and strengthening of reserves.

EUROPE CORPORATE

The Corporate account includes financing charges, the impact of certain non-continuing items as well as the results for the non-core international businesses.

Net income

In quarter
Net income attributable to common shareholders for the quarter was a charge of $8 million, compared to net income of $10 million in the third quarter of 2007. The charge in 2008 relates to a non-recurring item and financing charges of $3 million.

The 2007 net income primarily reflected a favourable settlement of amounts that were in dispute by Canada Life with one of its retrocessionaires, partly offset by additional provisions arising out of the event of September 11, 2001. The 2007 results also included financing charges of $3 million and a non-recurring item that contributed $4 million to net income .

Nine months
Net income for the nine month period was a charge of $17 million, compared to income of $5 million for the prior year. The decrease is for the same reasons as the in-quarter period, and a non-recurring charge that occurred in the second quarter of 2008.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

In quarter
Corporate net income was $2 million in 2008 compared to a charge of $95 million in the same period of 2007, due to a $97 after-tax provision for certain Canadian retirement plans in 2007, partly offset by lower investment income in 2008 due to market declines.

Nine months
Corporate net income was a charge of $11 million in 2008 compared to a charge of $97 million in 2007, due to the same reasons as the in quarter period.

OTHER INFORMATION

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

			Common Shareholders								
		Total revenue[1]	Net income -			Net income - adjusted			Net income - adjusted continuing operations		
				per share			per share			per share	
			Total	Basic	Diluted	Total	Basic	Diluted	Total	Basic	Diluted
2008	**Third quarter**	**$ 3,971**	**$436**	**$0.487**	**$0.485**	-	-	-	**$436**	**$0.487**	**$0.485**
	Second quarter	5,382	1,213	1.356	1.350	564	0.630	0.627	564	0.630	0.627
	First quarter	17,999	654	0.732	0.728	536	0.600	0.597	493	0.552	0.549
2007	Fourth quarter	8,750	537	0.601	0.597	-	-	-	494	0.553	0.547
	Third quarter	6,199	461	0.516	0.513	558	0.625	0.621	508	0.569	0.565
	Second quarter	4,102	544	0.610	0.606	-	-	-	490	0.549	0.546
	First quarter	6,872	514	0.576	0.572	-	-	-	458	0.513	0.510
2006	Fourth quarter	7,973	491	0.550	0.547	-	-	-	441	0.494	0.491

(1) Continuing operations
(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before certain non-recurring adjustments. Refer to "Non-GAAP Financial Measures" section of this report.

				per share	
			Total	basic	diluted
Adjustments to net income - common shareholders:					
2008	Second quarter	Gain realized from the sale of GWL&A health care business	$ 649	$ 0.726	$ 0.722
	First quarter	Gain realized in connection with the termination of a long standing assumption reinsurance agreement and reserve strengthening of GWL&A's continuing operations.	118	0.132	0.132
2007	Third quarter	After-tax provision for certain Canadian retirement plans.	(97)	(0.109)	(0.108)

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders was $436 million for the third quarter of 2008 compared to $461 million reported a year ago, a decrease of $25 million. On a per share basis, this represents $0.487 per common share ($0.485 diluted) for the third quarter of 2008 compared to $0.516 per common share ($0.513 diluted) a year ago.

Total revenue for the third quarter of 2008 was $3,971 million and was comprised of premium income of $3,912 million, regular net investment income of $1,539 million, change in fair value of held for trading assets of $(2,258) million, and fee and other income of $778 million. Total revenue for the third quarter of 2007 was $6,199 million, comprised of premium income of $3,637 million, regular net investment income of $1,402 million, change in fair value of held for trading assets of $425 million, and fee and other income of $735 million. The reduction in total revenue from the first quarter of 2008 is due to the Standard Life transaction.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the third quarter of 2008, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Translation of foreign currency							
Period ended	**Sept. 30 2008**	June 30 2008	Mar. 31 2008	Dec. 31 2007	Sept. 30 2007	June 30 2007	Mar. 31 2007
United States dollar							
Balance sheet	**$1.06**	$1.02	$1.03	$0.99	$1.00	$1.06	$1.15
Income and expenses	**$1.04**	$1.01	$1.00	$0.98	$1.05	$1.10	$1.17
British pound							
Balance sheet	**$1.89**	$2.03	$2.04	$1.96	$2.03	$2.13	$2.27
Income and expenses	**$1.97**	$1.99	$1.99	$2.01	$2.11	$2.18	$2.29
Euro							
Balance sheet	**$1.49**	$1.60	$1.62	$1.44	$1.42	$1.44	$1.54
Income and expenses	**$1.56**	$1.58	$1.50	$1.42	$1.44	$1.48	$1.54

SEGREGATED AND MUTUAL FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS ("ASO CONTRACTS")

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds, mutual funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Segregated funds, mutual funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

Additional information relating to Lifeco, including Lifeco's most recent financial statements and CEO/CFO certification are available at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, W.W. Lovatt, Executive Vice-President and Chief Financial Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 30, 2008

'W.W. Lovatt'
Executive Vice-President and Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, D.A. Loney, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 30, 2008

'D.A. Loney'
President and Chief Executive Officer

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

Great-West Lifeco reports third quarter 2008 results

Winnipeg, October 30, 2008 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $436 million for the three months ended September 30, 2008, compared to net income of $461 million reported a year ago. On a per share basis, this represents $0.487 per common share for the three months ended September 30, 2008, compared to $0.516 per common share for 2007.

The results in the third quarter were impacted by an after-tax charge for asset impairment of $96 million ($0.107 per common share), and an after-tax charge of $19 million ($0.02 per common share) incurred in connection with the liquidation of the Putnam Prime Money Market fund.

For the nine months ended September 30, 2008, net income attributable to common shareholders was $2,303 million compared to $1,519 million reported a year ago. On a per share basis, this represents $2.575 per common share for the nine months ended September 30, 2008, compared to $1.703 per common share for 2007. The 2008 nine month results also include three non-recurring items that totaled $767 million after-tax, or $0.858 per common share, as described in the United States section of this Release.

Highlights

- On October 22, Lifeco's subsidiary, Great-West Life announced that it had entered into an agreement with Fidelity Investments Canada ULC. Under this transaction, Fidelity will transition its Canadian group retirement and savings plan recordkeeping business to Great-West Life, representing $2.2 billion in assets under administration.
- Sales in Canada of Individual and Group Insurance products were up over 2007.
- Adjusted return on common shareholders' equity was 21.4% for the twelve months ended September 30, 2008.
- Great-West Life's Minimum Continuing Capital and Surplus (MCCSR) ratio at September 30, 2008 was 203%, at the upper end of the Company's target range.
- Quarterly dividends declared were $0.3075 per common share payable December 31, 2008. Dividends paid on common shares for the nine months ended September 30, 2008 were 14% higher than a year ago.

.../2

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life), Great-West Life & Annuity Insurance Company (GWL&A), and Putnam Investments, LLC (Putnam), together with Lifeco's corporate results.

CANADA

Net income attributable to common shareholders for the third quarter of 2008 was $251 million compared to $245 million in 2007, an increase of 2%.

The third quarter 2008 results include an after-tax charge for asset impairment of $12 million.

For the nine months ended September 30, 2008, net income attributable to common shareholders was $775 million compared to $727 million in 2007, an increase of 7%. Individual Insurance & Investment Products earnings at $553 million were up 18% while Group Insurance earnings of $295 million were up 5%.

Total sales for the nine months ended September 30, 2008 were $6,148 million compared to $7,072 million in 2007, a decrease of 13%, with the results reflecting lower sales of segregated fund and mutual fund products. However, Individual and Group insurance product sales increased.

Total assets under administration at September 30, 2008 were $96.5 billion, compared to $100.8 billion at December 31, 2007.

UNITED STATES

Net income attributable to common shareholders for the third quarter of 2008 was $43 million compared to $150 million in 2007, a decrease of 71%. Net income for the quarter was nil in 2008 and $50 million in 2007 in connection with Lifeco's U.S. healthcare business, which had been designated as discontinued operations prior to completion of its sale on April 1, 2008.

The third quarter 2008 results include an after-tax charge for asset impairment of $30 million, and an after-tax charge of $19 million in connection with the liquidation of Putnam's Prime Money Market fund.

For the nine months ended September 30, 2008, net income attributable to common shareholders was $1,037 million compared to $428 million in 2007.

In the nine months ended September 30, 2008, three non-recurring items contributed approximately $767 million to earnings. During the second quarter of 2008, the Company realized an after-tax gain of $649 million in connection with the sale of its U.S. healthcare business. During the first quarter of 2008, an after-tax gain of approximately $176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies. This gain was partly mitigated by an increase in policy reserves of approximately $58 million, after-tax, to provide for an increase in overhead costs expected to be absorbed as a result of the sale of Great-West Healthcare.

.../3

Total sales for the nine months ended September 30, 2008 were $26.5 billion compared to $10.1 billion in 2007. Putnam's asset management business is included in the 2008 results.

Total assets under administration at September 30, 2008 were $191.2 billion compared to $231.4 billion at December 31, 2007. Included in assets under administration at September 30, 2008 were $144.8 billion of mutual fund and institutional account assets managed by Putnam, compared to $184.2 billion at December 31, 2007.

EUROPE

Net income attributable to common shareholders for the third quarter of 2008 was $140 million compared to $161 million for the third quarter of 2007, a decrease of 13%.

The third quarter 2008 results include an after-tax charge for asset impairment of $54 million.

For the nine months ended September 30, 2008, net income attributable to common shareholders was $502 million compared to $461 million in 2007, an increase of 9%.

Total sales for the nine months ended September 30, 2008 were $3,655 million compared to $5,029 million in 2007, a decrease of 27%.

Total assets under administration at September 30, 2008 were $68.7 billion, compared to $61.7 billion at December 31, 2007.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was $2 million for the third quarter and a charge of $11 million for the nine months ended September 30, 2008 compared to a charge of $95 million for the third quarter and a charge of $97 million for the nine months ended September 30, 2007.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.3075 per share on the common shares of the Company payable December 31, 2008 to shareholders of record at the close of business December 3, 2008.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable December 31, 2008 to shareholders of record at the close of business December 3, 2008.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

.../4

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have more than $356 billion in assets under administration and are members of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information
This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action including statements made by the Company with respect to the expected benefits of acquisitions or divestitures are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis and any listed in other filings with securities regulators, which are available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures
This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "net income - adjusted", "earnings before adjustments", "constant currency basis", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

.../5

Further information
Selected financial information is attached.

Great-West Lifeco's third quarter conference call will be held Thursday, October 30 at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone at:

- Participants in the Toronto area: 416-340-2220
- Participants from North America: 1-866-226-1798
- Participants from Overseas: Dial international access code first, then 800-2787-2090

A replay of the call will be available from October 30 to November 6, 2008, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3272682#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more Information contact:

Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits:						
Life insurance, guaranteed annuities and insured health products	**$ 3,912**	$ 3,637	8%	**$ 25,225**	$ 12,989	94%
Self-funded premium equivalents (ASO contracts)	**583**	533	9%	**1,795**	1,663	8%
Segregated funds deposits:						
Individual products	**1,982**	2,195	-10%	**5,771**	7,248	-20%
Group products	**1,140**	1,184	-4%	**4,125**	4,328	-5%
Proprietary mutual funds deposits (1)	**(2,571)**	6,010	-	**16,324**	6,433	-
Total premiums and deposits	**5,046**	13,559	-63%	**53,240**	32,661	63%
Fee and other income	**778**	735	6%	**2,381**	1,842	29%
Paid or credited to policyholders	**2,173**	4,458	-51%	**21,959**	12,282	79%
Net income - common shareholders (4)						
Continuing operations - adjusted (3)	**436**	508	-14%	**1,493**	1,456	3%
Discontinued operations - adjusted (2)	**-**	50	-	**43**	160	-73%
Net income - adjusted (3)	**436**	558	-22%	**1,536**	1,616	-5%
Adjustments after tax (3)	**-**	(97)	-	**767**	(97)	-
Net income	**436**	461	-5%	**2,303**	1,519	52%
Per common share						
Basic earnings - adjusted (3)	**$ 0.487**	$ 0.625	-22%	**$ 1.717**	$ 1.812	-5%
Adjustments after tax (3)	**-**	(0.109)	-	**0.858**	(0.109)	-
Basic earnings	**0.487**	0.516	-6%	**2.575**	1.703	51%
Dividends paid	**0.3075**	0.275	12%	**0.8925**	0.785	14%
Book value				**12.70**	10.78	18%
Return on common shareholders' equity (12 months):						
Net income - adjusted (3)				**21.4%**	22.1%	
Net income				**27.1%**	21.2%	
At September 30						
Total assets				**$ 127,339**	$ 118,596	7%
Segregated funds net assets				**81,916**	90,838	-10%
Proprietary mutual funds net assets				**147,165**	193,426	-24%
Total assets under administration				**$ 356,420**	$ 402,860	-12%
Share capital and surplus				**$ 12,474**	$ 10,715	16%

(1) Includes Putnam Investments, LLC mutual funds deposits.

(2) Represents the operating results of Great-West Life & Annuity Insurance Company's (GWL&A), an indirect wholly-owned subsidiary of Lifeco, health care business, which was sold effective, April 1, 2008. Does not include the gain on sale of the health care business (see 3 (c) below).

(3) During the nine months ended September 30, 2008, net income attributable to common shareholders was increased by $767 after tax or $0.858 per common share (nil for the three months ended September 30, 2008) as a result of the following items in the Company's United States segment:

(a) A gain realized in connection with the termination of a long standing assumption reinsurance agreement ($176 after tax or $0.197 per common share for the nine months ended September 30, 2008 and nil for the three months ended September 30, 2008) as described in Note 8 to the interim consolidated financial statements;

(b) Reserve strengthening in GWL&A's continuing operations ($(58) after tax or $(0.065) per common share for the nine months ended September 30, 2008 and nil for the three months ended September 30, 2008) as described in Note 2 to the interim consolidated financial statements;

(c) A gain realized in connection with the sale of GWL&A's health care business ($649 after tax or $0.726 per common share for the nine months ended September 30, 2008 and nil for the three months ended September 30, 2008) as described in Note 2 to the interim consolidated financial statements.

During the nine months ended September 30, 2007, net income attributable to common shareholders was reduced by $97 after-tax as a result of a provision for certain Canadian retirement plans.

Net income, basic earnings per common share and return on common shareholders' equity are presented on an adjusted basis, as a non-GAAP financial measure of earnings performance. Return on common shareholders' equity for 2008 is restated also excluding third quarter 2007 non-recurring items.

(4) Net income for the three months ended September 30, 2008 includes asset impairment charges of $96 after tax and costs of $19 associated with the transfer of Putnam's Prime Money Market Fund to Federated Investors, Inc.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Income				
Premium income (note 15)	**$ 3,912**	$ 3,637	**$ 25,225**	$ 12,989
Net investment income (note 4)				
Regular net investment income	**1,539**	1,402	**4,539**	4,261
Changes in fair value on held for trading assets	**(2,258)**	425	**(4,793)**	(1,919)
Total net investment income	**(719)**	1,827	**(254)**	2,342
Fee and other income	**778**	735	**2,381**	1,842
	3,971	6,199	**27,352**	17,173
Benefits and expenses				
Policyholder benefits	**3,732**	3,238	**11,855**	11,978
Policyholder dividends and experience refunds	**338**	324	**1,016**	794
Change in actuarial liabilities (note 15)	**(1,897)**	896	**9,088**	(490)
Total paid or credited to policyholders	**2,173**	4,458	**21,959**	12,282
Commissions	**341**	316	**993**	992
Operating expenses	**662**	728	**1,956**	1,613
Premium taxes	**60**	60	**154**	168
Financing charges (note 6)	**76**	81	**259**	185
Amortization of finite life intangible assets	**10**	10	**30**	24
Net income from continuing operations before income taxes	**649**	546	**2,001**	1,909
Income taxes - current	**95**	46	**435**	352
- future	**92**	27	**31**	32
Net income from continuing operations before non-controlling interests	**462**	473	**1,535**	1,525
Non-controlling interests (note 8)	**12**	48	**(118)**	124
Net income from continuing operations	**450**	425	**1,653**	1,401
Net income from discontinued operations (note 2)	**-**	50	**692**	160
Net income	**450**	475	**2,345**	1,561
Perpetual preferred share dividends	**14**	14	**42**	42
Net income - common shareholders	**$ 436**	$ 461	**$ 2,303**	$ 1,519
Earnings per common share (note 13)				
Basic	**$ 0.487**	$ 0.516	**$ 2.575**	$ 1.703
Diluted	**$ 0.485**	$ 0.513	**$ 2.563**	$ 1.690

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	September 30, 2008	December 31, 2007	September 30, 2007
Assets			
Bonds (note 4)	$ 62,010	$ 65,069	$ 66,088
Mortgage loans (note 4)	17,159	15,869	15,682
Stocks (note 4)	6,054	6,543	6,512
Real estate (note 4)	3,230	2,547	2,327
Loans to policyholders	6,814	6,317	6,259
Cash and cash equivalents	3,333	3,650	2,957
Funds held by ceding insurers	12,527	1,512	1,553
Assets of operation held for sale (note 2)	-	697	680
Goodwill	6,355	6,295	8,465
Intangible assets	4,060	3,917	1,702
Other assets	5,797	5,778	6,371
Total assets	$ 127,339	$ 118,194	$ 118,596
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 96,723	$ 87,487	$ 86,171
Provision for claims	1,368	1,315	1,238
Provision for policyholder dividends	638	600	581
Provision for experience rating refunds	272	310	225
Policyholder funds	2,244	2,160	2,084
	101,245	91,872	90,299
Debentures and other debt instruments (note 7)	3,852	5,241	5,336
Funds held under reinsurance contracts	164	164	1,950
Other liabilities	5,251	5,211	5,277
Liabilities of operations held for sale (note 2)	-	428	498
Repurchase agreements	445	344	491
Deferred net realized gains	160	179	168
	111,117	103,439	104,019
Preferred shares (note 9)	795	786	798
Capital trust securities and debentures	642	639	640
Non-controlling interests			
Participating account surplus in subsidiaries	1,970	2,103	2,063
Preferred shares issued by subsidiaries	157	157	209
Perpetual preferred shares issued by subsidiaries	150	152	152
Non-controlling interests in capital stock and surplus	34	10	-
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	1,099	1,099	1,099
Common shares	4,733	4,709	4,691
Accumulated surplus	8,109	6,599	6,308
Accumulated other comprehensive income	(1,509)	(1,533)	(1,415)
Contributed surplus	42	34	32
	12,474	10,908	10,715
Liabilities, share capital and surplus	$ 127,339	$ 118,194	$ 118,596

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the nine months ended September 30	
	2008	2007
Accumulated surplus		
Balance, beginning of year	**$ 6,599**	$ 5,858
Change in accounting policy	**-**	(368)
Net income	**2,345**	1,561
Repatriation of Canada Life seed capital from participating policyholder account (note 8)	**5**	-
Dividends to shareholders		
Perpetual preferred shareholders	**(42)**	(42)
Common shareholders	**(798)**	(701)
Balance, end of period	**$ 8,109**	$ 6,308
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ (1,533)**	$ (547)
Change in accounting policy	**-**	257
Other comprehensive income	**24**	(1,125)
Balance, end of period	**$ (1,509)**	$ (1,415)
Contributed surplus		
Balance, beginning of year	**$ 34**	$ 28
Stock option expense		
Current year expense (note 11)	**8**	4
Balance, end of period	**$ 42**	$ 32

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Net income	**$ 450**	$ 475	**$ 2,345**	$ 1,561
Other comprehensive income (loss), net of income taxes				
Unrealized foreign exchange gains (losses) on translation of foreign operations	**(36)**	(512)	**326**	(1,100)
Unrealized gains (losses) on available for sale assets	**(38)**	22	**(195)**	(76)
Realized (gains) losses on available for sale assets	**(6)**	(6)	**(34)**	(29)
Unrealized gains (losses) on cash flow hedges	**(61)**	31	**(71)**	(7)
Realized (gains) losses on cash flow hedges	**(1)**	36	**(1)**	36
Non-controlling interests	**-**	(9)	**(1)**	51
	(142)	(438)	**24**	(1,125)
Comprehensive income	**$ 308**	$ 37	**$ 2,369**	$ 436

Income tax (expense) benefit included in other comprehensive income

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Unrealized foreign exchange gains (losses) on translation of foreign operations	**$ -**	$ -	**$ -**	$ -
Unrealized gains (losses) on available for sale assets	**25**	-	**81**	26
Realized (gains) losses on available for sale assets	**3**	3	**12**	15
Unrealized gains (losses) on cash flow hedges	**33**	(17)	**39**	4
Realized (gains) losses on cash flow hedges	**1**	(19)	**1**	(19)
Non-controlling interests	**(3)**	(1)	**(3)**	(5)
	$ 59	$ (34)	**$ 130**	$ 21

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Operations				
Net income	**$ 450**	$ 475	**$ 2,345**	$ 1,561
Adjustments:				
Change in policy liabilities	**(3,134)**	910	**(4,584)**	(703)
Change in funds held by ceding insurers	**1,605**	168	**2,106**	609
Change in funds held under reinsurance contracts	**(6)**	(26)	**(12)**	24
Change in current income taxes payable	**(333)**	(129)	**(44)**	(159)
Future income tax expense	**92**	27	**31**	32
Gain on disposal of business, after tax (note 2)	**-**	-	**(649)**	-
Changes in fair value of financial instruments	**2,259**	(441)	**4,802**	1,892
Other	**(208)**	(7)	**(1,563)**	(827)
Cash flows from operations	**725**	977	**2,432**	2,429
Financing Activities				
Issue of common shares	**15**	3	**24**	15
Partial repayment of five year term facility in subsidiary	**-**	-	**(198)**	-
Purchased and cancelled common shares	**-**	(1)	**-**	(1)
Issue of subordinated debentures in subsidiary	**-**	-	**500**	1,000
Issue of short term commercial paper	**-**	(124)	**-**	-
Drawdown on credit facility	**-**	2,454	**-**	2,454
Repayments of credit facility	**-**	-	**(1,886)**	-
Increase in (repayment of) line of credit in subsidiary	**73**	-	**143**	-
Increase in (repayment of) debentures and other debt instruments	**(33)**	26	**(30)**	(1)
Dividends paid	**(289)**	(260)	**(840)**	(743)
	(234)	2,098	**(2,287)**	2,724
Investment Activities				
Bond sales and maturities	**5,166**	7,059	**13,974**	18,878
Mortgage loan repayments	**524**	458	**1,441**	1,429
Stock sales	**729**	396	**1,727**	1,173
Real estate sales	**-**	32	**198**	66
Change in loans to policyholders	**(28)**	(7)	**(202)**	(167)
Change in repurchase agreements	**(90)**	(317)	**185**	(584)
Acquisition of business	**-**	(4,155)	**-**	(4,155)
Disposal of business (note 2)	**-**	6	**1,344**	6
Investment in bonds	**(4,617)**	(5,777)	**(13,587)**	(17,082)
Investment in mortgage loans	**(907)**	(1,207)	**(2,744)**	(2,491)
Investment in stocks	**(635)**	(359)	**(1,998)**	(1,595)
Investment in real estate	**(452)**	(244)	**(852)**	(440)
	(310)	(4,115)	**(514)**	(4,962)
Effect of changes in exchange rates on cash and cash equivalents	**(115)**	(115)	**26**	(297)
Increase (decrease) in cash and cash equivalents	**66**	(1,155)	**(343)**	(106)
Cash and cash equivalents from continuing and discontinued operations, beginning of period	**3,267**	4,132	**3,676**	3,083
Cash and cash equivalents from discontinued operations, end of period	**-**	(20)	**-**	(20)
Cash and cash equivalents, end of period	**$ 3,333**	$ 2,957	**$ 3,333**	$ 2,957

Notes to Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2007 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2007.

(a) Changes in Accounting Policy

Capital Disclosures
Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation
Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

(b) Comparative Figures

Certain of the 2007 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year. This reclassification has resulted in a decrease in other assets of $194 at December 31, 2007 and $176 at September 30, 2007 with a corresponding change in policy liabilities on the Consolidated Balance Sheets. On the Summary of Consolidated Operations this reclassification resulted in a decrease in total paid or credited to policyholders of $84 for the nine months ended September 30, 2007 and $17 for the three months ended September 30, 2007 with a corresponding increase in income tax expense.

(c) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The year to date results of the Company reflect management's judgments regarding the impact of prevailing global credit, equity and foreign exchange market conditions. Financial instrument carrying values necessarily reflect the illiquidity of the markets and the liquidity premiums embedded in the market pricing methods the Company relies upon.

The estimation of actuarial liabilities relies upon investment credit ratings. The Company's practice is to use third party independent credit ratings where available. Credit rating changes may lag developments in the current environment. Subsequent credit rating adjustments will impact actuarial liabilities.

In addition to the Company's direct investments in certain financial institutions, the Company has contractual business relationships with these financial institutions. Given the current uncertainty associated with these entities, normal business conditions do not prevail and the Company's contractual business relationships may be impacted.

Given the uncertainty surrounding the continued volatility in these markets, and the general lack of liquidity in financial markets, the actual financial results could differ from those estimates.

2. Disposals

On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company (GWL&A) has completed the sale of its health care business, Great-West Healthcare. As part of the transaction GWL&A has received U.S. $1.5 billion in gross proceeds, and approximately U.S. $750 million representing the amount of equity invested in the health care business was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan (refer to note 7).

As a result of the sale a net gain of $1,025 ($649 after tax) was recorded in net income from discontinued operations on the Summary of Consolidated Operations. The gain is net of a charge of $329 ($208 after tax) as a result of costs associated with the sale. In accordance with CICA Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations* the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company.

After tax net income of the health care business presented as discontinued operations on the Summary of Consolidated Operations is comprised of the following:

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Income				
Premium income	**$ -**	$ 242	**$ 184**	$ 769
Net investment income	**-**	17	**11**	60
Fee and other income	**-**	186	**164**	592
	-	445	**359**	1,421
Gain on sale	**-**	-	**1,025**	-
	-	445	**1,384**	1,421
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**-**	203	**151**	660
Other	**-**	170	**145**	531
Net income from discontinued operations before income taxes	**-**	72	**1,088**	230
Income taxes	**-**	22	**396**	70
Net income from discontinued operations	**$ -**	$ 50	**$ 692**	$ 160

As a result of the sale of its health care business, GWL&A recognized a charge of $58 after-tax relating to the strengthening of reserves in its continuing operations.

On the Consolidated Balance Sheets assets and liabilities of operations held for sale are comprised of the following:

	December 31, 2007	September 30, 2007
Assets		
Bonds	$ 241	$ 196
Cash and cash equivalents	26	20
Goodwill	47	52
Intangible assets	11	10
Other assets	372	402
Assets of operations held for sale	$ 697	$ 680
Liabilities		
Policy liabilities	$ 248	$ 286
Other liabilities	180	212
Liabilities of operations held for sale	$ 428	$ 498

As of April 1, 2008 all of the assets and liabilities of operations held for sale have been sold.

3. Restructuring Costs

Following the acquisition of Putnam Investments, LLC (Putnam) on August 3, 2007, the Company developed a plan to restructure and exit certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2009. Costs of $184 (U.S. $175) are expected to be incurred as a result by the U.S. operating segment and consist primarily of restructuring and exit activities involving operations and systems, compensation and facilities costs. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Summary of Consolidated Operations. The costs include approximately $154 (U.S $146) that was recognized as part of the purchase equation of Putnam and costs of approximately $30 (U.S. $29) will be charged to income as incurred.

The following details the amount and status of restructuring program costs:

	Expected total costs	Amounts utilized - 2007	Amounts utilized - 2008	Changes in foreign exchange rates	Balance September 30, 2008
Compensation costs	$ 133	$ (27)	$ (53)	$ (4)	$ 49
Exiting and consolidating operations	22	(6)	(1)	-	15
Eliminating duplicate systems	29	(1)	-	-	28
	$ 184	$ (34)	$ (54)	$ (4)	$ 92
Accrued on acquisition	$ 154	$ (34)	$ (54)	$ (4)	$ 62
Expense as incurred	30	-	-	-	30
	$ 184	$ (34)	$ (54)	$ (4)	$ 92

4. Portfolio Investments

(a) Carrying values of portfolio investments are as follows:

September 30, 2008	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	**Held for trading[1] Designated**	**Held for trading[1] Classified**	**Carrying Value Loans and receivables**	**Market Value Loans and receivables**	**Carrying Value Non-financial instruments**	**Market Value Non-financial instruments**	**Carrying value**
Bonds								
- government	$ 1,866	$ 14,971	$ 516	$ 1,716	$ 1,757	$ -	$ -	$ 19,069
- corporate	2,100	32,470	1,089	7,282	7,096	-	-	42,941
	3,966	47,441	1,605	8,998	8,853	-	-	62,010
Mortgage loans								
- residential	-	-	-	6,992	7,021	-	-	6,992
- non-residential	-	-	-	10,167	9,983	-	-	10,167
	-	-	-	17,159	17,004	-	-	17,159
Stocks	1,348	4,377	-	-	-	329	354	6,054
Real estate	-	-	-	-	-	3,230	3,334	3,230
	$ 5,314	$ 51,818	$ 1,605	$ 26,157	$ 25,857	$ 3,559	$ 3,688	$ 88,453

December 31, 2007	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,541	$ 16,554	$ 635	$ 1,775	$ 1,877	$ -	$ -	$ 20,505
- corporate	2,504	34,030	1,005	7,025	7,130	-	-	44,564
	4,045	50,584	1,640	8,800	9,007	-	-	65,069
Mortgage loans								
- residential	-	-	-	7,121	7,127	-	-	7,121
- non-residential	-	-	-	8,748	8,879	-	-	8,748
	-	-	-	15,869	16,006	-	-	15,869
Stocks	1,432	4,791	-	-	-	320	461	6,543
Real estate	-	-	-	-	-	2,547	2,844	2,547
	$ 5,477	$ 55,375	$ 1,640	$ 24,669	$ 25,013	$ 2,867	$ 3,305	$ 90,028

	September 30, 2007							
	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,647	$ 17,253	$ 691	$ 1,815	$ 2,010	$ -	$ -	$ 21,406
- corporate	2,594	34,098	872	7,118	7,290	-	-	44,682
	4,241	51,351	1,563	8,933	9,300	-	-	66,088
Mortgage loans								
- residential	-	-	-	7,198	7,293	-	-	7,198
- non-residential	-	-	-	8,484	8,459	-	-	8,484
	-	-	-	15,682	15,752	-	-	15,682
Stocks	1,459	4,737	-	-	-	316	484	6,512
Real estate	-	-	-	-	-	2,327	2,789	2,327
	$ 5,700	$ 56,088	$ 1,563	$ 24,615	$ 25,052	$ 2,643	$ 3,273	$ 90,609

[1] Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Included in portfolio investments are the following:

(i) Non-performing loans:

	September 30, 2008	December 31, 2007	September 30, 2007
Bonds	**$ 70**	$ 33	$ 54
Mortgage loans	**8**	9	10
	$ 78	$ 42	$ 64

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when they are deemed to have an other than temporary impairment as a result of:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value. For non-performing available for sale loans, recorded at fair value, the accumulated loss recorded in accumulated other comprehensive income is reclassified to net investment income. Once an impairment loss on an available for sale asset is recorded to income it is not reversed.

(ii) Changes in the allowance for credit losses are as follows:

	For the nine months ended September 30, 2008			For the nine months ended September 30, 2007		
	Bonds	Mortgage Loans	Total	Bonds	Mortgage Loans	Total
Balance, beginning of year	$ 34	$ 19	$ 53	$ 44	$ 30	$ 74
Net provision (recoveries) for credit losses - in year	1	(2)	(1)	(2)	-	(2)
Write-offs, net of recoveries	(6)	2	(4)	(3)	(4)	(7)
Other (including foreign exchange rate changes)	1	1	2	(3)	(6)	(9)
Balance, end of period	$ 30	$ 20	$ 50	$ 36	$ 20	$ 56

(c) Net investment income is comprised of the following:

For the three months ended September 30, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	$ 1,079	$ 241	$ 28	$ 46	$ 132	$ 1,526
Net realized gains (losses) *(available for sale)*	5	-	(3)	-	-	2
Net realized gains (losses) *(other classifications)*	14	12	(6)	-	-	20
Amortization of net realized/unrealized gains (non-financial instruments)	-	-	-	8	-	8
Net (provision) recovery of credit losses *(loans and receivables)*	(3)	2	-	-	-	(1)
Other income and expenses	-	-	-	-	(16)	(16)
	1,095	255	19	54	116	1,539
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	-	-	-	-	-	-
Net realized/ unrealized gains (losses) *(designated held for trading)*	(1,464)	-	(660)	-	(134)	(2,258)
	(1,464)	-	(660)	-	(134)	(2,258)
Net investment income	$ (369)	$ 255	$ (641)	$ 54	$ (18)	$ (719)

GREAT-WEST LIFECO INC.

For the three months ended September 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 946	$ 224	$ 47	$ 36	$ 135	$ 1,388
Net realized gains (losses) *(available for sale)*	1	-	3	-	-	4
Net realized gains (losses) *(other classifications)*	3	4	-	-	-	7
Net impairment recoveries	2	-	-	-	-	2
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
	952	228	50	55	117	1,402
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	48	-	-	-	-	48
Net realized/ unrealized gains (losses) *(designated held for trading)*	389	-	19	-	(31)	377
	437	-	19	-	(31)	425
Net investment income	$ 1,389	$ 228	$ 69	$ 55	$ 86	$ 1,827

For the nine months ended September 30, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	**$ 3,066**	**$ 705**	**$ 146**	**$ 123**	**$ 419**	**$ 4,459**
Net realized gains (losses) *(available for sale)*	**50**	-	**(4)**	-	-	**46**
Net realized gains (losses) *(other classifications)*	**29**	**23**	-	-	-	**52**
Amortization of net realized/unrealized gains (non-financial instruments)	-	-	-	**28**	-	**28**
Net (provision) recovery of credit losses *(loans and receivables)*	**(1)**	**2**	-	-	-	**1**
Other income and expenses	-	-	-	-	**(47)**	**(47)**
	3,144	**730**	**142**	**151**	**372**	**4,539**
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	**1**	-	-	-	-	**1**
Net realized/ unrealized gains (losses) *(designated held for trading)*	**(4,029)**	-	**(733)**	-	**(32)**	**(4,794)**
	(4,028)	-	**(733)**	-	**(32)**	**(4,793)**
Net investment income	**$ (884)**	**$ 730**	**$ (591)**	**$ 151**	**$ 340**	**$ (254)**

For the nine months ended September 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 2,825	$ 671	$ 135	$ 97	$ 450	$ 4,178
Net realized gains (losses) *(available for sale)*	33	-	6	-	-	39
Net realized gains (losses) *(other classifications)*	16	19	-	-	-	35
Net impairment recoveries	3	4	-	-	-	7
Amortization of deferred net realized gains	-	-	-	56	-	56
Other income and expenses	-	-	-	-	(54)	(54)
	2,877	694	141	153	396	4,261
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	27	-	-	-	-	27
Net realized/ unrealized gains (losses) *(designated held for trading)*	(2,054)	-	231	-	(123)	(1,946)
	(2,027)	-	231	-	(123)	(1,919)
Net investment income	$ 850	$ 694	$ 372	$ 153	$ 273	$ 2,342

Investment income earned is comprised of income from investments that are classified or designated as held for trading, classified as available for sale and classified as loans and receivables.

5. Financial Instrument Risk Management

The Company has policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The following policies and procedures are in place to manage this risk:

- Investment guidelines are in place that require only the purchase of investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company.
- Investment guidelines specify minimum and maximum limits for each asset class. Credit ratings are determined by recognized external credit rating agencies and/or internal credit review.
- Investment guidelines also specify collateral requirements.
- Portfolios are monitored continuously, and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.
- Credit risk associated with derivative instruments is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.
- The Company is exposed to credit risk relating to premiums due from policyholders during the grace period specified by the insurance policy or until the policy is paid up or terminated. Commissions paid to agents and brokers are netted against amounts receivable, if any.
- Reinsurance is placed with counterparties that have a good credit rating and concentration of credit risk is managed by following policy guidelines set each year by the Board of Directors. Management continuously monitors and performs an assessment of creditworthiness of reinsurers.

(i) Maximum Exposure to Credit Risk

The following table summarizes the Company's maximum exposure to credit risk related to financial instruments. The maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	September 30, 2008
Cash and cash equivalents	$ 3,333
Bonds	
Held for trading	49,046
Available for sale	3,966
Amortized cost	8,998
Mortgage loans	17,159
Loans to policyholders	6,814
Other financial assets	15,863
Derivative assets	605
Total balance sheet maximum credit exposure	$ 105,784

Credit risk is also mitigated by entering into collateral agreements. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Management monitors the value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

(ii) Concentration of Credit Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics in that they operate in the same geographic region or in similar industries. The characteristics are similar in that changes in economic or political environments may impact their ability to meet obligations as they come due.

The following table provides details of the carrying value of bonds by industry sector and geographic distribution:

		September 30, 2008
Bonds issued or guaranteed by:		
Canadian federal government	$	1,409
Canadian provincial and municipal governments		5,611
U.S. Treasury and other U.S. agencies		4,102
Other foreign governments		6,030
Government related		1,560
Sovereign		1,888
Asset-backed securities		7,304
Residential mortgage backed securities		1,002
Banks		4,897
Other financial institutions		4,899
Basic Materials		793
Communications		1,162
Consumer products		3,780
Industrial products/services		1,489
Natural resources		1,754
Real estate		1,629
Transportation		2,438
Utilities		6,602
Miscellaneous		1,651
Total long term bonds		60,000
Short term bonds		2,010
	$	62,010
Canada	$	24,085
United States		15,811
Europe/Reinsurance		22,114
	$	62,010

The following table provides details of the carrying value of mortgage loans by geographic location:

	September 30, 2008			
	Single family residential	Multi-family residential	Commercial	Total
Canada	$ 1,836	$ 4,606	$ 6,007	$ 12,449
United States	-	519	1,259	1,778
Europe/Reinsurance	-	31	2,901	2,932
Total mortgages	$ 1,836	$ 5,156	$ 10,167	$ 17,159

(iii) Asset Quality

Bond Portfolio Quality

	September 30, 2008
AAA	$ 23,523
AA	11,331
A	16,968
BBB	7,729
BB and lower	449
	60,000
Short term bonds	2,010
Total bonds	$ 62,010

Derivative Portfolio Quality

	September 30, 2008
Over-the-counter contracts (counterparty ratings):	
AAA	$ 2
AA	333
A	270
Total	$ 605

Derivative instruments are either exchange traded or over-the-counter contracts negotiated between counterparties. At September 30, 2008, the Company held assets of $6 pledged as collateral for derivative contracts. The assets pledged consist of cash, cash equivalents and short-term securities.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Company closely manages operating liquidity through cash flow matching of assets and liabilities.
- Management monitors the use of line of credit on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
- Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

In the normal course of business the Company enters into contracts that give rise to commitments of future minimum payments that impact short-term and long-term liquidity. The following table summarizes the principal repayment schedule of certain of the Company's financial liabilities.

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	5 years	over 5 years
Debentures and other debt instruments	$ 3,851	$ 221	$ 1	$ 1	$ 323	$ 201	$ 3,104
Preferred share liabilities	756	-	-	-	-	557	199
Capital trust debentures (1)	800	-	-	-	-	-	800
	$ 5,407	$ 221	$ 1	$ 1	$ 323	$ 758	$ 4,103

(1) Payments due have not been reduced to reflect the Company held capital trust securities of $175 principal amount ($183 carrying value).

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors. Market factors include three types of risks: currency risk, interest rate risk and equity risk.

(i) Currency Risk

Currency risk relates to the Company operating in different currencies and converting non-Canadian earnings at different points in time at different foreign exchange levels when adverse changes in foreign currency exchange rates occur. The following policies and procedures are in place to mitigate the Company's exposure to currency risk.

- The Company uses financial measures such as constant currency calculations to monitor the effect of currency translation fluctuations.
- Investments are normally made in the same currency as the liabilities supported by those investments.
- Foreign currency assets acquired to back liabilities are normally converted back to the currency of the liability using foreign exchange contracts.
- A 10% increase in foreign currency rates would be expected to have minimal impact on non-participating actuarial liabilities. A 10% decrease in foreign currency rates would be expected to have minimal impact on non-participating actuarial liabilities.

(ii) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The following policies and procedures are in place to mitigate the Company's exposure to interest rate risk.

- The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.
- Interest rate risk is managed by investing in assets that are suitable for the products sold.
- For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.
- For products with less predictable timing of benefit payments, investments are made in fixed income assets with cash flows of a shorter duration than the anticipated timing of benefit payments, or equities as described below.
- The risk associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for potential asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to assess reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate and permanent 1% increase and 1% decrease in interest rates at each future duration. These interest rate changes will impact the projected cash flows.

- The effect of an immediate and permanent 1% increase in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $89.
- The effect of an immediate and permanent 1% decrease in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $90.

(iii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. To mitigate price risk, the Company has investment policy guidelines in place that provide for prudent investment in equity markets within clearly defined limits.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $58. A 10% decrease in equity markets would be expected to additionally increase non-participating actuarial liabilities by approximately $102.

6. Financing Charges

Financing charges consist of the following:

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
Interest on long-term debentures and other debt instruments	**$ 47**	$ 69	**$ 173**	$ 131
Preferred share dividends	**9**	9	**27**	27
Unrealized gains on preferred shares classified as held for trading	**1**	(15)	**9**	(29)
Subordinated debenture issue costs	**-**	-	**5**	13
Other	**10**	9	**17**	15
Interest on capital trust debentures	**13**	13	**37**	37
Distributions on capital trust securities held by consolidated group as temporary investments	**(4)**	(4)	**(9)**	(9)
Total	**$ 76**	$ 81	**$ 259**	$ 185

7. Debentures and Other Debt Instruments

On June 26, 2008, the Company issued $500 of 7.127% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP II. The subordinated debentures are due June 26, 2068 and bear an interest rate of 7.127% until June 26, 2018. After June 26, 2018, the subordinated debentures will bear an interest rate of the Canadian 90-day bankers' acceptance rate plus 3.78%. Subject to a Replacement Capital Covenant, the subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 26, 2018.

On March 19, 2008, the Company repaid $235 on its one year credit facility with a Canadian chartered bank. On April 18, 2008 the Company repaid $730 Canadian and U.S. $345 on this facility and on June 26, 2008, the Company repaid the remaining $268 Canadian and U.S. $302 on this facility. The balance outstanding on this credit facility at December 31, 2007 was $1,873 ($1,233 Canadian and U.S. $647), and at June 30, 2008 the credit facility had been fully repaid.

During the second quarter of 2008, Putnam Acquisition Financing LLC also repaid U.S. $196 of the U.S. $500 five year term facility.

On January 24, 2008, a subsidiary of Putnam LLC executed a demand promissory note in the amount of U.S. $150 with a Canadian Chartered Bank. On January 24, 2008, Putnam LLC drew U.S. $150 on the note. On March 26, 2008, a subsidiary of Putnam LLC executed a U.S. $200 revolving credit facility with a Canadian Chartered Bank and used proceeds from the facility to repay the U.S. $150 demand promissory note. There was U.S. $140 outstanding under the facility at September 30, 2008.

8. Non-Controlling Interests

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of The Canada Life Assurance Company (Canada Life). In accordance with the Conversion Proposal of Canada Life, the seed capital amount, together with a reasonable rate of return, may be transferred back to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2008, $5 of seed capital related to the Canadian open block of the participating policyholder account, together with accrued interest of $3 after tax, was transferred from the participating policyholder account to the shareholder account. The repatriation (exclusive of interest) resulted in an increase in shareholder surplus of $5 and a decrease in participating policyholder surplus of $5. $28 of seed capital has been repaid to date.

During the first quarter of 2008, non-controlling interests decreased by approximately $176 in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.

9. Share Capital

(a) Preferred Shares

The Company has designated outstanding Preferred Shares Series D and Series E as held for trading on the Consolidated Balance Sheets with changes in fair value reported in the Summary of Consolidated Operations. During the nine months ended September 30, 2008 the Company recognized unrealized gains (losses) of $3 for Series D and $(12) for Series E (for the nine months ended September 30, 2007, $10 for Series D and $19 for Series E). The redemption price at maturity is $25 per share plus accrued dividends.

(b) Common Shares

Issued and outstanding

	September 30, 2008		December 31, 2007		September 30, 2007	
	Number	**Carrying Value**	Number	Carrying Value	Number	Carrying Value
Common shares:						
Balance, beginning of year	**893,761,639**	**$ 4,709**	891,151,789	$ 4,676	891,151,789	$ 4,676
Issued under Stock Option Plan	**1,759,600**	**24**	2,609,850	33	1,308,508	15
Balance, end of period	**895,521,239**	**$ 4,733**	893,761,639	$ 4,709	892,460,297	$ 4,691

10. Capital Management

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR).

For Canadian regulatory reporting purposes, capital is defined by OSFI in its MCCSR guideline. The following table provides the MCCSR information and ratios for The Great-West Life Assurance Company (Great-West Life):

	September 30, 2008	December 31, 2007	September 30, 2007
Capital Available:			
Tier 1 Capital			
Common shares	**$ 6,116**	$ 6,116	$ 6,116
Shareholder surplus	**5,394**	4,672	4,441
Qualifying non-controlling interests	**150**	152	153
Innovative instruments	**637**	636	635
Other Tier 1 Capital Elements	**1,372**	1,337	1,347
Gross Tier 1 Capital	**13,669**	12,913	12,692
Deductions from Tier 1:			
Goodwill & intangible assets in excess of limit	**5,689**	5,724	5,722
Other deductions	**1,355**	1,219	1,229
Net Tier 1 Capital	**6,625**	5,970	5,741
Tier 2 Capital			
Tier 2A	**273**	456	568
Tier 2B allowed	**500**	502	502
Tier 2C	**1,324**	1,262	1,224
Tier 2 Capital Allowed	**2,097**	2,220	2,294
Total Tier 1 and Tier 2 Capital	**8,722**	8,190	8,035
Less: Deductions/Adjustments	**127**	101	189
Total Available Capital	**$ 8,595**	$ 8,089	$ 7,846
Capital Required:			
Assets Default & market risk	**$ 1,581**	$ 1,457	$ 1,406
Insurance Risks	**1,711**	1,675	1,669
Interest Rate Risks	**961**	888	864
Other	**(19)**	(76)	(95)
Total Capital Required	**$ 4,234**	$ 3,944	$ 3,844
MCCSR ratios:			
Tier 1	**156%**	151%	149%
Total	**203%**	205%	204%

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. At the end of 2007 the risk-based capital (RBC) ratio for GWL&A was 594%, well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management.

11. Stock Based Compensation

933,270 options were granted under the Company's stock option plan during the third quarter of 2008, 110,000 options were granted during the first quarter of 2008 and 3,115,000 options were granted during the second quarter of 2008 (1,749,000 options were granted during the first quarter of 2007,164,000 options were granted during the third quarter of 2007 and no options were granted during the second quarter of 2007). The weighted fair value of options granted during the nine months ended September 30, 2008 were $3.11 per option ($7.41 per option during the nine months ended September 30, 2007). Compensation expense of $8 after-tax has been recognized in the Summary of Consolidated Operations for the nine months ended September 30, 2008 ($4 after-tax for the nine months ended September 30, 2007).

12. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended September 30		**For the nine months ended September 30**	
	2008	2007	**2008**	2007
Pension benefits	**$ 10**	$ 11	**$ 44**	$ 35
Other benefits	**3**	4	**10**	14
Total	**$ 13**	$ 15	**$ 54**	$ 49

GREAT-WEST
LIFECO INC.

13. Earning per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended September 30		For the nine months ended September 30	
	2008	2007	**2008**	2007
(a) Earnings				
Net income from continuing operations	**$ 450**	$ 425	**$ 1,653**	$ 1,401
Net income from discontinued operations	**-**	50	**692**	160
Net income	**$ 450**	$ 475	**$ 2,345**	$ 1,561
Perpetual preferred share dividends	**14**	14	**42**	42
Net income - common shareholders	**$ 436**	$ 461	**$ 2,303**	$ 1,519
(b) Number of common shares				
Average number of common shares outstanding	**894,580,690**	892,296,169	**894,243,179**	892,014,374
Add:				
- Potential exercise of outstanding stock options	**3,981,236**	6,619,468	**4,349,332**	6,769,406
Average number of common shares outstanding - diluted basis	**898,561,926**	898,915,637	**898,592,511**	898,783,780
Basic earnings per common share				
From continuing operations	**$ 0.487**	$ 0.460	**$ 1.801**	$ 1.523
From discontinued operations	**-**	0.056	**0.774**	0.180
	$ 0.487	$ 0.516	**$ 2.575**	$ 1.703
Diluted earnings per common share				
From continuing operations	**$ 0.485**	$ 0.457	**$ 1.793**	$ 1.512
From discontinued operations	**-**	0.056	**0.770**	0.178
	$ 0.485	$ 0.513	**$ 2.563**	$ 1.690

14. Accumulated Other Comprehensive Income

	For the nine months ended September 30, 2008					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	**Unrealized gains(losses) on available for sale assets**	**Unrealized gains(losses) on cash flow hedges**	**Total**	**Non-controlling interest**	**Shareholder**
Balance, beginning of year	**$ (1,801)**	**$ 174**	**$ 13**	**$ (1,614)**	**$ (81)**	**$ (1,533)**
Other comprehensive income	**326**	**(322)**	**(112)**	**(108)**	**(2)**	**(106)**
Income tax	**-**	**93**	**40**	**133**	**3**	**130**
	326	**(229)**	**(72)**	**25**	**1**	**24**
Balance, end of period	**$ (1,475)**	**$ (55)**	**$ (59)**	**$ (1,589)**	**$ (80)**	**$ (1,509)**

	For the nine months ended September 30, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ (44)	$ (547)
Opening transition adjustment	-	379	-	379	19	360
Income tax	-	(108)	-	(108)	(5)	(103)
	-	271	-	271	14	257
Other comprehensive income	(1,100)	(146)	44	(1,202)	(56)	(1,146)
Income tax	-	41	(15)	26	5	21
	(1,100)	(105)	29	(1,176)	(51)	(1,125)
Balance, end of period	$ (1,691)	$ 166	$ 29	$ (1,496)	$ (81)	$ (1,415)

15. Reinsurance and Other Transactions

(a) On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding insurers and policy liabilities by $12.5 billion.

(b) During the quarter, the Company's indirect wholly-owned UK subsidiary, Canada Life Limited, entered into two agreements with two financial institutions to provide long-term mortality exposure management on an in-force block of payout annuity business representing $2.8 billion of actuarial liabilities. These agreements exchange variable annuitant payments for a schedule of fixed payments. One of the agreements has no end date while the other matures in 40 years.

GREAT-WEST LIFECO INC.

16. Segmented Information
Consolidated Operations
For the three months ended September 30, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,949	$ 479	$ 1,484	$ -	$ 3,912
Net investment income					
Regular net investment income	609	331	597	2	1,539
Changes in fair value on held for trading assets	(1,392)	(398)	(468)	-	(2,258)
Total net investment income	(783)	(67)	129	2	(719)
Fee and other income	262	353	163	-	778
Total income	1,428	765	1,776	2	3,971
Benefits and expenses:					
Paid or credited to policyholders	436	343	1,394	-	2,173
Other	533	391	214	1	1,139
Amortization of finite life intangible assets	4	5	1	-	10
Net operating income before income taxes	455	26	167	1	649
Income taxes	187	(17)	18	(1)	187
Net income before non-controlling interests	268	43	149	2	462
Non-controlling interests	6	-	6	-	12
Net income from continuing operations	262	43	143	2	450
Net income from discontinued operations	-	-	-	-	-
Net income	262	43	143	2	450
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 251	$ 43	$ 140	$ 2	$ 436

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,771	$ 454	$ 1,412	$ -	$ 3,637
Net investment income					
Regular net investment income	619	333	445	5	1,402
Changes in fair value on held for trading assets	18	98	309	-	425
Total net investment income	637	431	754	5	1,827
Fee and other income	254	320	161	-	735
Total income	2,662	1,205	2,327	5	6,199
Benefits and expenses:					
Paid or credited to policyholders	1,800	721	1,937	-	4,458
Other	510	332	198	145	1,185
Amortization of finite life intangible assets	3	6	1	-	10
Net operating income before income taxes	349	146	191	(140)	546
Income taxes	60	35	23	(45)	73
Net income before non-controlling interests	289	111	168	(95)	473
Non-controlling interests	33	11	4	-	48
Net income from continuing operations	256	100	164	(95)	425
Net income from discontinued operations	-	50	-	-	50
Net income	256	150	164	(95)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 150	$ 161	$ (95)	$ 461

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 5,998	$ 1,805	$ 17,422	$ -	$ 25,225
Net investment income					
Regular net investment income	1,873	977	1,692	(3)	4,539
Changes in fair value on held for trading assets	(1,560)	(1,005)	(2,228)	-	(4,793)
Total net investment income	313	(28)	(536)	(3)	(254)
Fee and other income	804	1,107	470	-	2,381
Total income	7,115	2,884	17,356	(3)	27,352
Benefits and expenses:					
Paid or credited to policyholders	4,238	1,533	16,188	-	21,959
Other	1,658	1,153	542	9	3,362
Amortization of finite life intangible assets	11	16	3	-	30
Net operating income before income taxes	1,208	182	623	(12)	2,001
Income taxes	351	12	104	(1)	466
Net income before non-controlling interests	857	170	519	(11)	1,535
Non-controlling interests	50	(175)	7	-	(118)
Net income from continuing operations	807	345	512	(11)	1,653
Net income from discontinued operations	-	692	-	-	692
Net income	807	1,037	512	(11)	2,345
Perpetual preferred share dividends	32	-	10	-	42
Net income - common shareholders	$ 775	$ 1,037	$ 502	$ (11)	$ 2,303

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 5,464	$ 1,474	$ 6,051	$ -	$ 12,989
Net investment income					
Regular net investment income	1,865	1,027	1,352	17	4,261
Changes in fair value on held for trading assets	(656)	(90)	(1,173)	-	(1,919)
Total net investment income	1,209	937	179	17	2,342
Fee and other income	763	587	492	-	1,842
Total income	7,436	2,998	6,722	17	17,173
Benefits and expenses:					
Paid or credited to policyholders	4,724	1,962	5,596	-	12,282
Other	1,607	629	561	161	2,958
Amortization of finite life intangible assets	10	11	3	-	24
Net operating income before income taxes	1,095	396	562	(144)	1,909
Income taxes	245	109	77	(47)	384
Net income before non-controlling interests	850	287	485	(97)	1,525
Non-controlling interests	91	19	14	-	124
Net income - from continuing operations	759	268	471	(97)	1,401
Net income from discontinued operations	-	160	-	-	160
Net income	759	428	471	(97)	1,561
Perpetual preferred share dividends	32	-	10	-	42
Net income - common shareholders	$ 727	$ 428	$ 461	$ (97)	$ 1,519

17. Subsequent Event

On October 22, 2008, Great-West Life announced that it has entered into an agreement with Fidelity Investments Canada ULC (Fidelity) whereby Fidelity will transition its Canadian group retirement and savings plan record-keeping business to Great-West Life, representing $2.2 billion in assets under administration. The financial statements of the Company do not include the assets, liabilities, deposits and withdrawals or claims payments related to this business, however the Company will earn fee and other income from it.

END